Registration No. 333-198896

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Hess Midstream Partners LP
(Exact name of registrant as specified in its charter)

Delaware	**1311**	**36-4777695**
(State or other jurisdiction of incorporation or organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

1501 McKinney Street
Houston, TX 77010
(713) 496-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, TX 77010
(713) 496-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William N. Finnegan IV	**G. Michael O'Leary**
Brett E. Braden	**Stephanie C. Beauvais**
Latham & Watkins LLP	Andrews Kurth LLP
811 Main Street, Suite 3700	600 Travis, Suite 4200
Houston, Texas 77002	Houston, Texas 77002
(713) 546-5400	(713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common units representing limited partner interests	17,250,000	$21.00	$362,250,000	$42,094

(1) Includes 2,250,000 common units issuable upon the exercise of the underwriters' option to purchase additional common units.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid $32,200 of the total registration fee in connection with a previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated July 20, 2015

Prospectus

15,000,000 Common Units
Representing Limited Partner Interests



Hess Midstream Partners LP

This is an initial public offering of common units representing limited partner interests of Hess Midstream Partners LP. We were initially formed by Hess Corporation, and our current sponsors are Hess and Global Infrastructure Partners. No public market currently exists for our common units. We are offering 15,000,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We have applied to list our common units on the New York Stock Exchange under the symbol "HESM." We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both U.S. citizens and subject to U.S. federal income taxation on our income. If you are not an eligible holder, your common units may be subject to redemption.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 27. These risks include the following:

- Hess currently accounts for substantially all of our revenues. If Hess changes its business strategy, is unable for any reason, including financial or other limitations, to satisfy its obligations under our commercial agreements or delivers only its minimum commitment under our commercial agreements to us, our revenues would decline and our financial condition, results of operations, cash flows, and ability to make distributions to our unitholders would be materially and adversely affected.
- We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.
- On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the twelve months ended March 31, 2015 or the year ended December 31, 2014, with shortfalls of approximately $5.1 million for the twelve months ended March 31, 2015 and $21.2 million for the year ended December 31, 2014. We would have had shortfalls for three of the four quarters during the twelve months ended March 31, 2015 and for each of the four quarters during the year ended December 31, 2014.
- Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.
- Because of the natural decline in production from existing wells in our areas of operation, our success depends, in part, on Hess and other producers replacing declining production and also on our ability to secure new sources of natural gas and crude oil. Any decrease in the volumes of natural gas or crude oil that we handle could adversely affect our business and operating results.
- Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors, and none of our Sponsors is under any obligation to adopt a business strategy that favors us.
- Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service, or IRS, were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to our unitholders would be substantially reduced.
- Even if our unitholders do not receive any cash distributions from us, they will be required to pay taxes on their share of our taxable income.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Hess Midstream Partners LP, before expenses	$	$

(1) Excludes an aggregate structuring fee equal to 0.500% of the gross proceeds of this offering payable to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. Please read "Underwriting."

The underwriters may also purchase up to an additional 2,250,000 common units at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters are offering the common units as set forth under "Underwriting." Delivery of the common units will be made on or about   , 2015.

Goldman, Sachs & Co.   Morgan Stanley

Prospectus dated   , 2015.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common units. You should carefully read the entire prospectus, including "Risk Factors" and the historical combined and unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units.

We consider ourselves to be a "traditional" master limited partnership in that our partnership agreement provides for the payment of a minimum quarterly distribution on our common units before distributions are paid on our subordinated units and our general partner owns incentive distribution rights that entitle it to receive an increasing percentage of our distributions when certain target distribution levels have been achieved. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Hess Midstream Partners LP

Overview

We are a fee-based, growth-oriented, traditional master limited partnership initially formed by Hess to own, operate, develop and acquire a diverse set of midstream assets to provide services to Hess and third-party crude oil and natural gas producers. Our assets are primarily located in the Bakken and Three Forks shale plays in the Williston Basin area of North Dakota, which we refer to collectively as the Bakken, one of the most prolific producing basins in North America.

On June 11, 2015, Hess and GIP announced their intent to form Hess Infrastructure Partners in a joint venture transaction, or the JV Transaction, to acquire and operate Hess's midstream assets in the Bakken. At the closing of the JV Transaction on July 1, 2015, Hess contributed all of its existing midstream assets in the Bakken to Hess Infrastructure Partners, and GIP purchased a 50% ownership interest in Hess Infrastructure Partners for approximately $2.675 billion, representing an aggregate value for Hess Infrastructure Partners of approximately $5.35 billion. Hess Infrastructure Partners will contribute all of our initial assets to us at or prior to the closing of this offering.

We generate substantially all of our revenues by charging fees for processing natural gas and fractionating natural gas liquids, or NGLs; terminaling and loading crude oil and NGLs; transporting crude oil by rail car; and storing and terminaling propane. We have entered into 10-year, fee-based commercial agreements with Hess, each of which is dated effective January 1, 2014. These agreements include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms. We believe these commercial agreements provide us with stable and predictable cash flows. We have minimal direct exposure to commodity prices, and we generally

Hess Infrastructure Partners is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess Infrastructure Partners decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess Infrastructure Partners. As of March 31, 2015, the aggregate book value of the assets to be contributed to us by Hess Infrastructure Partners in connection with the closing of this offering, including our interests in our joint interest assets, was approximately $470.0 million, and the aggregate book value of our right of first offer assets retained by Hess Infrastructure Partners, including its retained interests in our joint interest assets, was approximately $1.7 billion. For a further description of our right of first offer assets, please read "—Right of First Offer Assets."

Our relationship with our Sponsors, and especially with Hess, is one of our principal strengths. Following the completion of this offering, our Sponsors will collectively own an aggregate 72.5% limited partner interest in us (or an aggregate 68.7% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and, through their ownership interest in Hess Infrastructure Partners, a 70% noncontrolling interest in HTGP Opco and a 50% noncontrolling interest in Logistics Opco, a 100% interest in our general partner and all of our incentive distribution rights. Hess is a global exploration and production, or E&P, company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020, and Hess has stated that it intends to use us and Hess Infrastructure Partners as the primary midstream vehicles to support its Bakken production growth and grow its midstream business. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken. We believe that, as a result of our Sponsors' retained ownership interests in us, Hess Infrastructure Partners and Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that Hess Infrastructure Partners currently owns, including our right of first offer assets, or that it or Hess may acquire or develop in the future to support Hess's Bakken production growth.

For the year ended December 31, 2014 and the three months ended March 31, 2015, on a pro forma basis, we had revenues of $269.7 million and $89.1 million, net income of $50.5 million and $28.7 million, and Adjusted EBITDA of $96.1 million and $42.8 million, respectively. The Tioga Gas Plant was shut down from late November 2013 to late March 2014 to complete an expansion, refurbishment and optimization project, and the plant commenced expanded operations in late March 2014. Hess accounted for approximately 100% of our pro forma revenues for the year ended December 31, 2014 and the three months ended March 31, 2015. After excluding Hess Infrastructure Partners' retained interests in our joint interest assets, our pro forma Adjusted EBITDA was $36.0 million and $14.9 million and our pro forma net income was $19.1 million and $9.8 million for those same periods, respectively. Please read "Selected Historical and Pro Forma Condensed Combined Financial and Operating Data" for the definition of the term Adjusted EBITDA and a reconciliation of Adjusted EBITDA to our most directly comparable financial measures calculated and presented in accordance with U.S. generally accepted accounting principles, or GAAP.

Business Strategies

Our primary business objectives are to generate stable and predictable cash flows and increase our quarterly cash distribution per unit over time. We intend to accomplish these objectives by executing the following strategies:

- *Focus on Providing Midstream Services Supported by Long-Term Contracts with Fee-Based Cash Flows.*   We are focused on providing midstream services to Hess and third parties that

3

are supported by long-term contracts with fee-based cash flows. We have entered into 10-year, fee-based commercial agreements with Hess, each of which is dated effective January 1, 2014. These agreements include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We have the sole option to renew each of these agreements for an additional 10-year term.

- *Increase Utilization of Our Assets by Supporting Hess's Growing Production and Pursuing Third-Party Business.*   We intend to increase utilization of our existing assets by handling additional throughput volumes that we expect to result from the growth of Hess's Bakken operations. We also intend to pursue throughput volumes from third parties in our areas of operation. While we currently provide substantially all of our midstream services exclusively to Hess, we are actively marketing our midstream services to, and are pursuing strategic relationships with, third-party producers and commodity purchasers with operations in the Bakken in order to maximize our utilization rates and diversify our customer base. We believe that the strategic location of our existing assets, their importance to Hess's E&P operations in the Bakken and their direct connections to multiple interstate pipelines and to the Burlington Northern Santa Fe, or BNSF, Railway provide us with a competitive advantage that will result in additional Hess and third-party throughput volumes at our assets.

- *Grow Through Acquisitions from Hess Infrastructure Partners, Hess and Third Parties.*   We plan to pursue acquisitions of complementary midstream assets from Hess Infrastructure Partners and Hess, as well as from third parties. In support of this strategy, Hess Infrastructure Partners has provided us with a right of first offer on its initial midstream assets, including its retained interests in our joint interest assets. We believe that Hess Infrastructure Partners and Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that Hess Infrastructure Partners currently owns or that it or Hess may acquire or develop in the future. Our third-party acquisition strategy will include midstream assets both within our existing geographic footprint and in new areas.

- *Pursue Attractive Organic Growth Opportunities.*   We believe that the current high levels of crude oil and natural gas development and production activity in the Bakken will present us with significant opportunities for organic growth within our existing geographic footprint. For example, Hess has announced that it is currently evaluating a debottlenecking project at the Tioga Gas Plant to increase the plant's processing capacity from 250 MMcf/d to 300 MMcf/d. We are also constructing a compressed natural gas, or CNG, terminal at the Tioga Gas Plant that, when completed, will allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

- *Strategic Relationship with Our Sponsors.*   We have a strategic relationship with our Sponsors, and especially with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owners of significant noncontrolling interests in our joint interest assets, an aggregate 72.5% limited partner interest in us (or an aggregate 68.7% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), a 100% interest in our general partner and all of our incentive distribution rights, we believe our Sponsors are incentivized to promote and support our business plan and to pursue

reliability and efficiency of our operations, which we believe are key components in generating stable cash flows. We will also continue to utilize Hess's strong internal safety review program and maintain a comprehensive employee safety training program.

Our Relationship with Our Sponsors

One of our principal strengths is our relationship with our Sponsors, and especially with Hess. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil and natural gas. Hess's common stock trades on the New York Stock Exchange, or NYSE, under the ticker symbol "HES." Hess is a Fortune 500 company and had a total market capitalization of approximately $20 billion as of March 31, 2015.

Hess had total E&P sales and other operating revenues of approximately $1.5 billion for the three months ended March 31, 2015 and $10.7 billion for the year ended December 31, 2014. At December 31, 2014, Hess had proved reserves of approximately 1.4 billion Boe, approximately 51% of which were located in the United States. At March 31, 2015, Hess had $36.1 billion of total assets, including $1.5 billion of cash and cash equivalents, total equity of $21.7 billion and a debt-to-capitalization ratio of 21.6%.

As of December 31, 2014, Hess held approximately 613,000 net acres in the Bakken. During 2014, Hess invested approximately $2.1 billion in its Bakken operations, which represented almost 59% of its total capital and exploratory expenditures in the United States for that year and included significant investments in midstream assets. Hess's net Bakken production averaged 83 MBoe/d for the year ended December 31, 2014. Hess expects that full year 2015 net production from its Bakken operations will average between 95 MBoe/d and 105 MBoe/d. During 2014, Hess operated an average of 17 rigs in the Bakken and drilled 261 wells, completed 230 wells and commenced production on 238 wells, bringing the total number of Hess-operated production wells in North Dakota to 982 as of December 31, 2014. In 2015, Hess expects to operate an average of 9 rigs in the Bakken and commence production on an additional 213 wells, including 70 wells that commenced production during the first three months of the year.

GIP is managed by Global Infrastructure Management, LLC, an independent infrastructure fund manager, and its related persons (collectively, "GIM"), with approximately $15.4 billion in assets under management as of December 31, 2014 with offices in New York, London, Stamford (Connecticut) and an affiliated office in Sydney. GIM focuses on investments in three core sectors: energy, transportation, and water/waste. GIM's global team possesses deep experience in its target infrastructure sectors, operations and finance. GIM's current and past investments in the energy sector include, among others, general partner and limited partner interests in Access Midstream Partners, L.P., a natural gas and liquids gathering and processing master limited partnership that recently merged with Williams Partners L.P.; a joint venture with El Paso Corporation (and subsequently Kinder Morgan, Inc.) in Ruby Pipeline, a 680-mile natural gas pipeline from Wyoming to Oregon; a joint venture interest in Freeport LNG Development, L.P., which owns and operates a receiving and regasification facility and is developing an LNG export facility; a joint venture interest in FluxSwiss, which owns and operates Transitgas Pipeline, a 293 kilometer natural gas pipeline in Switzerland; and a joint venture interest in Compañía Logística de Hidrocarburos, which is the leading company in Spain for transportation and storage of refined oil products.

At the closing of this offering, each of our Sponsors will indirectly own 50% of both our general partner and our incentive distribution rights through its respective 50% ownership interest in Hess Infrastructure Partners. Each of our Sponsors will also directly own an aggregate 36.25% limited partner

interest in us (or an aggregate 34.35% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). Please read "—The Offering" for a description of the underwriters' option to purchase additional common units.

Hess Infrastructure Partners has independent access to capital, including a five-year revolving credit facility with $400 million in available capacity.

We believe our Sponsors will promote and support the successful execution of our business strategies given their significant ownership in us following this offering, Hess's stated intent to use us and Hess Infrastructure Partners as its primary vehicles to support its Bakken production growth and grow its midstream business and the importance of our initial assets to Hess's E&P operations in the Bakken.

While our relationship with our Sponsors is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties" for a discussion of these potential conflicts and the risks that they present to our limited partners.

Our Business

We conduct our business through two reportable segments: (1) processing and storage and (2) logistics.

Processing and Storage.   Our processing and storage business consists of the following assets:

- *Tioga Gas Plant*.   We own a 30% economic interest in HTGP Opco, which owns the Tioga Gas Plant, a natural gas processing plant located in Tioga, North Dakota. The plant currently has a cryogenic processing capacity of 250 MMcf/d and integrated fractionation capacity (including ethane) of 60 MBbl/d. Hess has announced that it is currently evaluating a debottlenecking project to increase the plant's processing capacity from 250 MMcf/d to 300 MMcf/d. The plant includes the North Dakota Natural Gas Pipeline, an approximately 60-mile, 10.75-inch residue gas pipeline that connects to the interstate Northern Border Pipeline at Cherry Creek, North Dakota, and has a maximum capacity of 65 MMcf/d at the Northern Border Pipeline interconnection. Additionally, we are also constructing a CNG terminal at the Tioga Gas Plant that, when completed, will have a CNG compression capacity of 17,000 diesel equivalent gallons per day.

- *Mentor Storage Terminal*.   We own a 100% interest in Mentor Holdings, which owns the Mentor Storage Terminal, a propane storage cavern and rail and truck transloading facility located in Mentor, Minnesota, with approximately 328 MBbls of working storage capacity.

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1 billion in annual revenue, (iii) the date on which we have more than $700 million in market value of our common units held by non-affiliates and (iv) the date on which we issue more than $1 billion of non-convertible debt over a three-year period.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards. This election is irrevocable.

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units. Please also read "Forward-Looking Statements."

The Transactions

We were initially formed by Hess in January 2014 to serve as Hess's primary midstream vehicle for supporting the growth of its Bakken production. At the closing of the JV Transaction on July 1, 2015, Hess contributed all of its existing midstream assets in the Bakken to Hess Infrastructure Partners, and GIP purchased a 50% ownership interest in Hess Infrastructure Partners for approximately $2.675 billion. At or prior to the closing of this offering, Hess Infrastructure Partners will contribute to us each of the following:

- a 30% economic interest and a 51% voting interest in HTGP Opco;

- a 50% economic interest and a 51% voting interest in Logistics Opco; and

- a 100% interest in Mentor Holdings.

Additionally, each of the following transactions have occurred or will occur in connection with this offering:

- Hess has entered into multiple long-term commercial agreements with us;

- we have entered into a new five-year, $350.0 million revolving credit facility;

- we will issue 13,879,227 common units and 28,879,227 subordinated units to our Sponsors, representing an aggregate 72.5% limited partner interest in us;

- we will issue a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- we will issue 15,000,000 common units to the public in this offering, representing a 25.5% limited partner interest in us, and will apply the net proceeds as described in "Use of Proceeds";

- we will grant phantom units (with distribution equivalent rights) with an aggregate value of $780,000 to certain directors, executive officers and other key employees of our general partner;

- we will enter into an omnibus agreement with Hess and Hess Infrastructure Partners pursuant to which, among other things, (i) we will reimburse Hess for providing certain general and administrative services to us, (ii) Hess Infrastructure Partners will provide us with a right of first offer relating to certain midstream assets and (iii) the parties will agree to certain indemnification obligations;

- our general partner will enter into an operational services agreement with Hess pursuant to which our general partner, on our behalf, will agree to reimburse Hess for providing certain operational services to us in support of our facilities; and

- our general partner will enter into an employee secondment agreement with Hess pursuant to which certain employees of Hess will be under the control of our general partner and render services to us or on our behalf.

The number of common units to be issued to our Sponsors includes 2,250,000 common units that will be issued at the expiration of the underwriters' option to purchase additional common units, assuming that the underwriters do not exercise the option. Any exercise of the underwriters' option to purchase additional common units would reduce the common units shown as issued to our Sponsors by the number to be purchased by the underwriters in connection with such exercise. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to our Sponsors at the expiration of the option period for no additional consideration. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

Organizational Structure After the Transactions

The following diagram depicts our organizational structure after giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised.



After giving effect to the transactions described above under "—The Transactions," assuming the underwriters' option to purchase additional common units from us is not exercised, our ownership will be held as follows:

Common Units - Public	25.5%
Common Units - Hess	11.75%
Subordinated Units - Hess	24.5%
Common Units - GIP	11.75%
Subordinated Units - GIP	24.5%
General partner interest	2.0%
Total	100.0%

Management of Hess Midstream Partners LP

Because our general partner is a limited partnership, the board of directors and executive officers of its general partner, Hess Midstream Partners GP LLC, a wholly owned subsidiary of Hess Infrastructure Partners, will manage our operations and activities. Hess and GIP, through their right to elect the board of directors of the general partner of Hess Infrastructure Partners, have the right to elect the entire board of directors of Hess Midstream Partners GP LLC, including the independent directors. We refer to the board of directors and executive officers of Hess Midstream Partners GP LLC in this prospectus as our board of directors and our executive officers, and we sometimes refer to the directors elected by Hess and GIP as Hess directors and GIP directors, respectively.

At the closing of this offering, we expect that Hess Midstream Partners GP LLC will have at least six directors, three of whom will be Hess directors, two of whom will be GIP directors and one of whom will be independent. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or any of the members of our board of directors. Many of our executive officers and directors also currently serve as executive officers or employees of our Sponsors. For more information about our directors and executive officers, please read "Management—Directors and Executive Officers of Hess Midstream Partners GP LLC."

In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. We may, in certain circumstances, contract with third parties to provide personnel in support of our operations. However, neither we nor our subsidiaries will have any employees. Our general partner is responsible for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by Hess, its affiliates or third parties. Substantially all of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner (or by Hess Midstream Partners GP LLC on its behalf), but we sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us. Please read "Management."

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1501 McKinney Street, Houston, Texas 77010, and our telephone number is (713) 496-4200. Following the completion of this offering, our website will be located at *www.hessmidstreampartners.com*. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is in the best interests of our partnership. However, because our general partner is a wholly owned subsidiary of Hess Infrastructure Partners, our officers and directors also have a duty to manage the business of our general partner in a manner that they believe is in the best interests of our general partner and Hess Infrastructure Partners, in which each of Hess and GIP owns a 50% ownership interest. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including our Sponsors, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of common units, which in turn has an effect on whether our general partner receives incentive distributions. In addition, our general partner may cause us to borrow funds in

THE OFFERING

Common units offered to the public . . . .
15,000,000 common units.

17,250,000 common units, if the underwriters exercise in full their option to purchase additional common units from us.

Units outstanding after this offering . . . .
28,879,227 common units and 28,879,227 subordinated units, each representing a 49% limited partner interest in us. Our general partner will own a 2% general partner interest in us.

The number of common units outstanding after this offering includes 2,250,000 common units that are available to be issued to the underwriters pursuant to their option to purchase additional common units from us. The number of common units purchased by the underwriters pursuant to any exercise of the option will be sold to the public. If the underwriters do not exercise their option to purchase additional common units, in whole or in part, any remaining common units not purchased by the underwriters pursuant to the option will be issued to our Sponsors at the expiration of the option for no additional consideration. Accordingly, any exercise of the underwriters' option, in whole or in part, will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

Use of proceeds . . . .
We expect to receive net proceeds of approximately $277.6 million from the sale of common units offered by this prospectus based on the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. We intend to use the net proceeds as follows:

- approximately $265.1 million will be distributed to our Sponsors;

- approximately $10.0 million will be retained for general partnership purposes, including to fund our working capital needs; and

- $2.5 million will be used to pay revolving credit facility origination fees.

Pursuant to our contribution agreement, approximately $25.0 million of the cash distributed to our Sponsors will first be contributed to HTGP Opco and Logistics Opco in exchange for partnership interests in those entities. HTGP Opoco and Logistics Opco will place this amount on deposit with us and this amount has been included in the distribution to our Sponsors described above. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Contribution Agreement."

If the underwriters exercise in full their option to purchase additional common units from us, we expect to receive additional net proceeds of approximately $42.1 million. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

Cash distributions . . . . We intend to make a minimum quarterly distribution of $0.2250 per unit ($0.90 per unit on an annualized basis) to the extent we have sufficient cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We refer to this cash as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through September 30, 2015, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, 98% to the holders of common units and 2% to our general partner, until each common unit has received a minimum quarterly distribution of $0.2250 plus any arrearages from prior quarters;

- *second*, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received a minimum quarterly distribution of $0.2250; and

- *third*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unit has received a distribution of $0.25875.

If cash distributions to our unitholders exceed $0.25875 per unit on all common and subordinated units in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights, will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
	Unitholders	General Partner
above $0.25875 up to $0.28125	85.0%	15.0%
above $0.28125 up to $0.3375	75.0%	25.0%
above $0.3375	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Pro forma distributable cash flow that was generated during the twelve months ended March 31, 2015 and the year ended December 31, 2014 was $47.9 million and $31.8 million, respectively. The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on our common units and subordinated units to be outstanding immediately after this offering and the corresponding distributions on our general partner's 2% interest is approximately $53.0 million (or an average of approximately $13.3 million per quarter). The amount of distributable cash flow we generated during the twelve months ended March 31, 2015 on a pro forma basis would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest and 81% of the aggregate minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for three of the four quarters during the twelve months ended March 31, 2015. The amount of distributable cash flow we generated during the year ended December 31, 2014 on a pro forma basis would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest and 20% of the aggregate minimum quarterly

distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014. Please read "Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended March 31, 2015 and the Year Ended December 31, 2014."

We believe that, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016," we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distribution of $53.0 million on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% interest for the twelve months ending June 30, 2016. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Risk Factors" and "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . .   Hess and GIP will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . .   The subordination period will begin on the closing date of this offering and will extend until the first business day following the date that we have earned and paid distributions of at least (1) $0.90 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest for each of three consecutive, non-overlapping four quarter periods ending on or after September 30, 2018, or (2) $1.35 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest and incentive distribution rights for any four-quarter period ending on or after September 30, 2016, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

	When the subordination period ends, each outstanding subordinated unit will convert into one common unit, and common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including units senior to the common units, without the approval of our unitholders. Holders of our common and subordinated units will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or any members of our board of directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Upon consummation of this offering, our Sponsors will own an aggregate of 74.0% of our common and subordinated units (or 70.1% of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give our Sponsors the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 48.1% of our common units (excluding any common units purchased by our officers and

directors and by the officers and directors of Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending December 31, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own 74.0% of our outstanding common units (excluding any common units purchased by our directors and executive officers and by the officers and directors of Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. Please read "Our Partnership Agreement—Limited Call Right."

Estimated ratio of taxable income to distributions . . . . . .
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017 you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.90 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.18 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.

Material federal income tax consequences . . . .
For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Directed Unit Program . . . .
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common units being offered by this prospectus for sale to our directors and executive officers and to certain directors, officers and employees of Hess. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."

Exchange listing . . . .
We have applied to list our common units on the New York Stock Exchange under the symbol "HESM."

SUMMARY HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows summary historical combined financial and operating data of Hess Midstream Partners LP Predecessor, our predecessor for accounting purposes, or our Predecessor, and summary unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess Infrastructure Partners will contribute to us a 30% economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess Infrastructure Partners' retained 70% economic interest in HTGP Opco and 50% economic interest in Logistics Opco.

The summary historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical unaudited condensed combined financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited condensed combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2015 and the year ended December 31, 2014 assume the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma condensed combined financial statements give effect to the following:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained interests in HTGP Opco and Logistics Opco;

- our issuance of 13,879,227 common units and 28,879,227 subordinated units to our Sponsors, representing an aggregate 72.5% limited partner interest in us;

- our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 15,000,000 common units, representing a 25.5% limited partner interest in us, to the public in connection with this offering, and our receipt of $277.6 million in net proceeds from this offering;

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Condensed Combined Financial and Operating Data—Non-GAAP Financial Measure."

	Hess Midstream Partners LP Predecessor Historical				Hess Midstream Partners LP Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,	Year Ended December. 31,
	2015	2014	2014	2013	2015	2014
(in millions, except per unit data and operating information)	(unaudited)				(unaudited)	
Combined statements of operations:						
Revenues						
Affiliate	$ 89.1	$ 39.6	$ 254.8	$ 127.4	$ 89.1	$ 269.7
Third-party	—	—	—	142.3	—	—
Total revenues	89.1	39.6	254.8	269.7	89.1	269.7
Costs and expenses						
Third-party product purchases	—	—	—	65.8	—	—
Affiliate product purchases	—	—	—	124.5	—	—
Operating and maintenance expenses (exclusive of depreciation shown separately below)	45.3	48.2	170.7	217.7	45.3	170.8
Depreciation expense	13.8	3.7	44.4	12.5	13.8	44.4
General and administrative expenses	1.0	1.0	4.9	13.0	1.0	2.8
Total costs and expenses	60.1	52.9	220.0	433.5	60.1	218.0
Income (loss) from operations	29.0	(13.3)	34.8	(163.8)	29.0	51.7
Interest expense	0.6	0.5	1.9	—	0.3	1.2
Income tax expense	—	—	—	—	—	—
Net income (loss)	28.4	(13.8)	32.9	(163.8)	28.7	50.5
Less: Net income (loss) attributable to Hess Infrastructure Partners	—	—	—	—	18.9	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 28.4	$ (13.8)	$ 32.9	$ (163.8)	$ 9.8	$ 19.1
General partner interest in net income (loss)					$ 0.2	$ 0.4
Limited partner interest in net income (loss)					9.6	18.7
Net income (loss) per limited partner unit (basic and diluted):						
Common units					$ 0.17	$ 0.32
Subordinated units					0.17	0.32
Weighted average number of limited partner units outstanding (basic and diluted):						
Common units					28,879,227	28,879,227
Subordinated units					28,879,227	28,879,227
Combined balance sheet data (at period end):						
Cash and cash equivalents	$ —		$ —	$ —	$ 10.0	
Property, plant and equipment, net	1,317.0		1,332.2	1,260.1	1,317.0	
Total assets	1,362.5		1,374.8	1,268.7	1,370.0	
Total liabilities	1,059.2		1,099.2	998.4	69.4	
Combined statements of cash flows data:						
Net cash from (used in):						
Operating activities	$ 38.1	$ (34.7)	$ 29.6	$ (135.4)		
Investing activities	(8.5)	(81.7)	(187.8)	(473.2)		
Financing activities	(29.6)	116.4	158.2	608.6		
Other financial data:						
Adjusted EBITDA(1)	$ 42.8	$ (9.6)	$ 79.2	$ (151.3)	$ 42.8	$ 96.1
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)					14.9	36.0
Capital expenditures:						
Maintenance	$ 4.5	$ (5.8)	$ 9.6	$ 9.2		
Expansion	4.0	87.5	178.2	464.0		
Operating volumes:						
Tioga Gas Plant						
NGL processing sales (MBbl/d)	—	—		11		
Natural gas processing sales (MMcf/d)	—	—		71		
Natural gas inlet (MMcf/d)(2)	179	6	107			
Mentor Storage Terminal						
Propane throughput (MBbl/d)	2	1	1	1		
Tioga Rail Terminal						
Crude oil throughput (MBbl/d)	50	38	38	49		
NGL logistics throughput (MBbl/d)(3)	10	—	5	5		
Ramberg Truck Facility						
Crude oil throughput (MBbl/d)	29	11	23	3		

- state and federal environmental, economic, health and safety, energy and other policies and regulations, and any changes in those policies and regulations; and

- environmental incidents and violations and related remediation costs, fines and other liabilities.

Please read "Business—Our Commercial Agreements with Hess" for a detailed description of each of these commercial agreements.

We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

In order to support the payment of the minimum quarterly distribution of $0.2250 per unit per quarter, or $0.90 per unit on an annualized basis, we must generate distributable cash flow of approximately $13.3 million per quarter, or approximately $53.0 million per year, based on the number of common units and subordinated units and the general partner interest to be outstanding immediately after completion of this offering. We may not generate sufficient distributable cash flow each quarter to support the payment of the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volumes of crude oil, natural gas and NGLs that we process, terminal and store;

- the fees with respect to volumes that we process, terminal and store;

- the level of competition from other midstream energy companies in our geographic markets; and

- outages at our facilities caused by mechanical failure and maintenance, construction and other similar activities.

In addition, the actual amount of distributable cash flow we generate will also depend on other factors, some of which are beyond our control, including:

- the amount of our operating expenses and general and administrative expenses, including reimbursements to Hess, which are not subject to any caps or other limits, in respect of those expenses;

- the application by Hess of credit amounts under our commercial agreements, which may be applied towards shortfall fees in future periods;

- the level of capital expenditures we make;

- the cost of acquisitions, if any;

- fluctuations in our working capital needs;

- our ability to borrow funds and access capital markets;

- restrictions contained in our revolving credit facility and other debt instruments;

- our debt service requirements and other liabilities;

- the amount of cash reserves established by our general partner;

- changes in commodity prices; and

- other business risks affecting our cash levels.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis, we would not have generated sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the twelve months ended March 31, 2015 or the year ended December 31, 2014, with shortfalls of approximately $5.1 million for the twelve months ended March 31, 2015 and $21.2 million for the year ended December 31, 2014. We would have had shortfalls for three of the four quarters during the twelve months ended March 31, 2015 and for each of the four quarters during the year ended December 31, 2014.

We must generate approximately $53.0 million of distributable cash flow to pay the aggregate minimum quarterly distributions for four quarters on all units that will be outstanding immediately following this offering. The amount of distributable cash flow that we generated during the twelve months ended March 31, 2015 on a pro forma basis was approximately $47.9 million, which would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest, and 81% of the aggregate minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have three of the four quarters during the twelve months ended March 31, 2015. In addition, the amount of distributable cash flow that we generated during the year ended December 31, 2014 on a pro forma basis was approximately $31.8 million, which would have been sufficient to pay 100% of the aggregate minimum quarterly distribution on all of our common units and the corresponding distributions on our general partner's 2% interest, and 20% of the aggregate minimum quarterly distributions on our subordinated units and the corresponding distributions on our general partner's 2% interest for that period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional distributable cash flow in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units and the corresponding distributions on our general partner's 2% interest, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual distributable cash flow to differ materially from our forecast.

The forecast of distributable cash flow set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecast of our results of operations and distributable cash flow for the twelve months ending June 30, 2016. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct and that are discussed in "Cash Distribution Policy and Restrictions on Distributions." Our financial forecast has been prepared by management, and we have neither received nor requested an opinion or report on it from our or any other independent auditor.

Hess may suspend, reduce or terminate its obligations under our commercial agreements in certain circumstances, which could have a material adverse effect on our financial condition, results of operations, cash flows and ability to make distributions to our unitholders.

Our commercial agreements with Hess include provisions that permit Hess to suspend or terminate its obligations under the applicable agreement if certain events occur. These events include our failure to perform or comply with a material warranty, covenant or obligation under the applicable commercial agreement following the expiration of a specified cure period. In addition, Hess may suspend or reduce its obligations under our commercial agreements if a force majeure event prevents us from performing

although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, have more than $700 million in market value of our limited partner interests held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to "opt out" of this exemption and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

Risks Inherent in an Investment in Us

Our general partner and its affiliates, including our Sponsors, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of our Sponsors, and none of our Sponsors is under any obligation to adopt a business strategy that favors us.

Following this offering, our Sponsors will directly own an aggregate 72.5% limited partner interest in us (or 68.7% if the underwriters' option to purchase additional common units is exercised in full) and will own and control our general partner and its 2% general partner interest in us. Hess Infrastructure Partners will also retain a significant ownership interest in our joint interest assets following the closing of this offering. Although our general partner has a duty to manage us in a manner that is in the best interests of our partnership and our unitholders, our directors and officers also have a duty to manage our general partner in a manner that is in the best interests of its owner, Hess Infrastructure Partners, which is owned by our Sponsors. Conflicts of interest may arise between our Sponsors and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including our Sponsors, over the interests of our common unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our Sponsors to pursue a business strategy that favors us or utilizes our assets, which could involve decisions by Hess to increase or decrease production, shut down or reconfigure its assets, pursue and grow particular markets or undertake acquisition opportunities for itself. Hess's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Hess;

- our Sponsors and Hess Infrastructure Partners may be constrained by the terms of their respective debt instruments from taking actions, or refraining from taking actions, that may be in our best interests;

- our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of available cash from operating surplus that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of the subordinated units to convert into common units;

- our general partner will determine which costs incurred by it are reimbursable by us;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

- our partnership agreement permits us to classify up to $50.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the general partner interest or the incentive distribution rights;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase all of the common units not owned by it and its affiliates if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including our commercial agreements with Hess;

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of our board of directors, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including our Sponsors, Hess Infrastructure Partners, our executive officers and directors. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Conflicts of Interest and Duties."

business and operations. Except to the extent specified under our omnibus agreement and operational services agreement, our general partner determines the amount of these expenses. Under the terms of our omnibus agreement, we will be required to reimburse Hess for the provision of certain operational and administrative support services to us. We will reimburse Hess for the provision of certain maintenance, operating, administrative and construction services in support of our operations under our operational services agreement. Our general partner and its affiliates also may provide us other services for which we will be charged fees as determined by our general partner. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Payments to our general partner and its affiliates will be substantial and will reduce the amount of cash we have available to distribute to unitholders.

Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. For example, unlike holders of stock in a public corporation, unitholders will not have "say-on-pay" advisory voting rights. Unitholders did not elect our general partner or any of the members of our board of directors and will have no right to elect our general partner or any of the members of our board of directors on an annual or other continuing basis. Our board of directors is chosen by Hess Infrastructure Partners, which is controlled by our Sponsors. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. In addition, our general partner may only be removed for cause. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period. Even if cause for removal exists, the vote of the holders of at least 66⅔% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program, our Sponsors will collectively own 74.0% of our total outstanding common units and subordinated units on an aggregate basis (or 70.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

Furthermore, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of our board of directors of our general partner, cannot vote on any matter.

Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Our Sponsors may sell units in the public or private markets, and such sales could have an adverse impact on the trading price of the common units.

After the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will collectively hold 13,879,227 common units and 28,879,227 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier under certain circumstances. Additionally, we have agreed to provide our Sponsors with certain registration rights under applicable securities laws. Please read "Units Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions." The sale of these units in the public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner's discretion in establishing cash reserves may reduce the amount of cash we have available to distribute to unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus the cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits the general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to partners. For example, our general partner may from time to time establish cash reserves to fund future turnaround costs at our Tioga Gas Plant and future retrofit costs associated with our crude oil rail cars. Please read "Cash Distribution Policy and Restrictions on Distributions—Significant Forecast Assumptions—Turnaround and Rail Car Retrofit Costs." Any cash reserves established by our general partner will affect the amount of cash we have available to distribute to unitholders.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of our then-outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 48.1% of our common units (excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program). At the end of the subordination period (which could occur as early as within the quarter ending December 31, 2016), assuming no additional issuances of common units by us (other than upon the conversion of the subordinated units) and the underwriters' option to purchase additional common units from us is not exercised, our general partner and its affiliates will own approximately 74.0% of our outstanding common units (excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program) and therefore would not be able to exercise the call right at that time. For additional information about our general partner's call right, please read "Our Partnership Agreement—Limited Call Right."

Unitholders may have to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not

make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common units. After this offering, there will be only 15,000,000 publicly traded common units, assuming the underwriters' option to purchase additional common units from us is not exercised. In addition, our Sponsors will collectively own 13,879,227 common units and 28,879,227 subordinated units, representing an aggregate 72.5% limited partner interest in us (or 68.7% if the underwriters' option to purchase additional common units is exercised in full). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price.

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (48%, in addition to distributions paid on its 2% general partner interest) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units and to maintain its 2% general partner interest. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in such two quarters. Our general partner will also be entitled to maintain its general partner's interest in us at the level that existed immediately prior to the reset election. We anticipate that our general partner would

47

purposes as a partner with respect to those units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a securities loan are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units.

We have adopted certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, which could adversely affect the value of our common units.

In determining the items of income, gain, loss and deduction allocable to our unitholders, we must routinely determine the fair market value of our assets. Although we may, from time to time, consult with professional appraisers regarding valuation matters, we make many fair market value estimates using a methodology based on the market value of our common units as a means to measure the fair market value of our assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our Sponsors and our general partner will collectively own 74.5% of the total interests in our capital and profits, assuming the underwriters do not exercise their option to purchase additional common units. Therefore, a transfer by our Sponsors and our general partner of all or a portion of their interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS has announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences —Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $277.6 million from the sale of common units offered by this prospectus based on an assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase additional common units from us is not exercised. We intend to use the net proceeds from this offering as follows:

- approximately $265.1 million will be distributed to our Sponsors;

- approximately $10.0 million will be retained for general partnership purposes, including to fund our working capital needs; and

- $2.5 million will be used to pay revolving credit facility origination fees.

Pursuant to our contribution agreement, approximately $25.0 million of the cash distributed to our Sponsors will first be contributed to HTGP Opco and Logistics Opco in exchange for partnership interests in those entities. HTGP Opco and Logistics Opco will place this amount on deposit with us and this amount has been included in the distribution to our Sponsors described above. Please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions— Contribution Agreement."

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to our Sponsors at the expiration of the option period for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $42.1 million (based on the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts. We will use any net proceeds from the exercise of the underwriters' option to purchase additional common units from us to make an additional cash distribution to our Sponsors.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, structuring fees and offering expenses, to increase or decrease by approximately $14.0 million (or $16.1 million if the underwriters' option to purchase additional common units is exercised in full). In the event of any such increase or decrease in the net proceeds from this offering, the cash distribution to our Sponsors from the proceeds of this offering will increase or decrease, as applicable, by a corresponding amount.

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of March 31, 2015; and

- our pro forma capitalization as of March 31, 2015, giving effect to the pro forma adjustments described in our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—The Transactions."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma condensed combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of March 31, 2015	
(in millions)	Historical	Pro forma(1)
	(unaudited)	
Cash and cash equivalents	$ —	$ 10.0
Debt:		
Long-term debt—affiliate (including current maturities)	989.8(2)	—
Total debt	989.8	—
Net parent investment / partners' capital(3):		
Net parent investment	303.3	—
Held by public:		
Common units	—	272.3
Held by Hess:		
Common units	—	26.5
Subordinated units	—	55.0
Held by GIP:		
Common units	—	26.5
Subordinated units	—	55.0
Held by Hess Infrastructure Partners:		
General Partner interest	—	4.5
Noncontrolling interest	—	860.8
Total net parent investment / partners' capital	303.3	1,300.6
Total capitalization	$1,293.1	$1,300.6

(1) Assumes the mid-point of the price range set forth on the cover of this prospectus.
(2) Represents borrowings under our Predecessor's unsecured affiliate loan facilities with Hess. On June 30, 2015 our affiliate loan facilities were terminated and we were released from all obligations thereunder. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess."
(3) Assumes the underwriters' option to purchase additional common units from us is not exercised.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2015, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $439.8 million, or $7.46 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit(1)	$20.00
Pro forma net tangible book value per unit before this offering(2)	$ 9.84
Less: Distribution to Hess Infrastructure Partners(3)	(6.03)
Increase in net tangible book value per unit attributable to purchasers in this offering	3.65
Less: Pro forma net tangible book value per unit after this offering(4)	7.46
Immediate dilution in net tangible book value per common unit to purchasers in this offering(5)(6)	$12.54

(1) The mid-point of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (13,879,227 common units, 28,879,227 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,178,744 units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities, of $432.3 million.
(3) Determined by dividing our expected distribution of $265.1 million to our Sponsors in connection with this offering by the number of units (13,879,227 common units, 28,879,227 subordinated units and the 2% general partner interest) to be issued to the general partner and its affiliates for its contribution of assets and liabilities to us.
(4) Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering, of $439.8 million, by the number of units to be outstanding after this offering (28,879,227 common units, 28,879,227 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 1,178,744 units) and the application of the related net proceeds.
(5) If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $13.30 and $11.78, respectively.
(6) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would be $11.73.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired		Total consideration	
	Number	%	Amount	%
			(in millions)	
General partner and its affiliates(1)(2)(3)	43,937,198	74.5%	$167.2	35.8%
Purchasers in this offering	15,000,000	25.5%	300.0	64.2%
Total	58,937,198	100.0%	$467.2	100.0%

(1) Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 13,879,227 common units, 28,879,227 subordinated units and a 2% general partner interest having a dilutive effect equivalent to 1,178,744 units.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2015, was $432.3 million. At the closing of this offering, we intend to make a distribution of $265.1 million, in the aggregate, to our Sponsors.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, please refer to our historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2250 per unit, or $0.90 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. Other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. Any quarterly distribution we make must generally be approved by our board of directors, including at least one Hess director and one GIP director; however, Hess and GIP have agreed that, in the unlikely event that we do not receive such approval, then our general partner may approve, by a simple majority vote of our board of directors, a distribution for such quarter in an amount that represents an increase in our per-unit distribution over the immediately preceding quarterly distribution, to the extent we have sufficient available cash. In such an event, the Hess directors have sufficient voting power to approve any such increase. Any such distribution would not necessarily be indicative of, or reflect a change in, our then-current cash distribution policy. Our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility, which we expect will prohibit us, until such time that we have an investment grade credit rating, from making cash distributions while an event of default has

occurred and is continuing under the facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

- Any quarterly distribution we make must generally be approved by our board of directors, including at least one Hess director and one GIP director; however, Hess and GIP have agreed that, in the unlikely event that we do not receive such approval, then our general partner may approve, by a simple majority vote of our board of directors, a distribution for such quarter in an amount that represents an increase in our per-unit distribution over the immediately preceding quarterly distribution, to the extent we have sufficient available cash. In such an event, the Hess directors have sufficient voting power to approve any such increase. Any such distribution would not necessarily be indicative of, or reflect a change in, our then-current cash distribution policy. We are not legally obligated to make a distribution in such increased amount or in any other amount in any quarter, subject to the obligation under our partnership agreement to distribute all of our available cash each quarter.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No unitholder approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Hess Infrastructure Partners will own our general partner, and our Sponsors will collectively own 74.0% of our total outstanding common units and subordinated units on an aggregate basis (or 70.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters' option to purchase additional common units is exercised in full).

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future

indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Our Ability to Grow Is Dependent on Our Ability to Access External Expansion Capital

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. We expect that our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make cash distributions to our unitholders and the value of our units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2250 per unit for each whole quarter, or $0.90 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to make distributions for the period that begins on July 1, 2015, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through September 30, 2015, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units and the corresponding distributions on our general partner's 2% interest immediately after this offering for one quarter and on an annualized basis (assuming no exercise and full exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

	No exercise of option to purchase additional common units			Full exercise of option to purchase additional common units		
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions		
	Number of units	One quarter	Annualized (four quarters)	Number of units	One quarter	Annualized (four quarters)
		(in millions)			(in millions)	
Publicly held common units	15,000,000	$ 3.4	$13.5	17,250,000	$ 3.9	$15.5
Common units held by Sponsors	13,879,227	3.1	12.5	11,629,227	2.6	10.5
Subordinated units held by Sponsors	28,879,227	6.5	25.9	28,879,227	6.5	25.9
General partner interest	N/A	0.3	1.1	N/A	0.3	1.1
Total	57,758,454	$13.3	$53.0	57,758,454	$13.3	$53.0

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. Our general partner's initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us in order to maintain its initial 2% general partner interest. Our general partner will also initially hold all of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48%, of the cash we distribute in excess of $0.25875 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.90 per unit for the twelve months ending June 30, 2016. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the twelve months ended March 31, 2015 and the year ended December 31, 2014, derived from our unaudited pro forma condensed combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units and the corresponding distributions on our general partner's 2% interest for the twelve months ending June 30, 2016.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended March 31, 2015 and the Year Ended December 31, 2014

If we had completed the transactions contemplated in this prospectus on January 1, 2014, pro forma distributable cash flow for the twelve months ended March 31, 2015 and the year ended December 31, 2014 would have been $47.9 million and $31.8 million, respectively. We must generate $53.0 million of distributable cash flow to pay the aggregate minimum quarterly distribution on all of our outstanding common and subordinated units and the corresponding distributions on our general partner's 2% interest following this offering. The amount of distributable cash flow we generated during the twelve months ended March 31, 2015 on a pro forma basis would have been sufficient to pay 100% of the aggregate annualized minimum quarterly distribution of $0.90 per unit on our common units and the corresponding distributions on our general partner's 2% interest and 81% of the $0.90 aggregate annualized minimum quarterly distribution on our subordinated units and the corresponding distributions on our general partner's 2% interest for such period. On a pro forma basis, we would have had a shortfall for three of the four quarters during the twelve months ended March 31, 2015. The amount of distributable cash flow we generated during the year ended December 31, 2014 on a pro forma basis would have been sufficient to pay 100% of the aggregate annualized minimum quarterly distribution of $0.90 per unit on our common units and the corresponding distributions on our general partner's 2% interest and 20% of the aggregate annualized minimum quarterly distribution on our

subordinated units and the corresponding distributions on our general partner's 2% interest for such period. On a pro forma basis, we would have had a shortfall for each of the four quarters during the year ended December 31, 2014.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma condensed combined financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had this offering and the other transactions contemplated in this prospectus been consummated on January 1, 2014.

The following table illustrates, on a pro forma basis, for the twelve months ended March 31, 2015 and the year ended December 31, 2014, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2014.

Hess Midstream Partners LP
Unaudited Pro Forma Distributable Cash Flow

	Twelve Months Ended March 31, 2015	Year Ended December 31, 2014
(in millions)		
Pro forma net income(1)	$ 92.2	$ 50.5
Less:		
Net income attributable to Hess Infrastructure Partners(2)(3)	60.2	31.4
Pro forma net income attributable to Hess Midstream Partners LP	32.0	19.1
Plus:		
Net income attributable to Hess Infrastructure Partners(2)(3)	60.2	31.4
Depreciation expense	54.5	44.4
Interest expense(4)	1.2	1.2
Pro forma Adjusted EBITDA(5)	147.9	96.1
Less:		
Pro forma Adjusted EBITDA attributable to Hess Infrastructure Partners(2)(3)	95.9	60.1
Pro Forma Adjusted EBITDA attributable to Hess Midstream Partners LP	52.0	36.0
Less:		
Cash interest paid(4)	0.6	0.6
Maintenance capital expenditures(6)(7)	8.2	4.4
Expansion capital expenditures(6)(7)	32.4	60.2
Incremental costs of being a separate publicly traded partnership(8)	5.1	5.1
Plus:		
Adjustments related to minimum volume commitments(9)	1.6	1.5
Funding for maintenance capital expenditures(10)	8.2	4.4
Funding for expansion capital expenditures(10)	32.4	60.2
Pro forma Distributable Cash Flow attributable to Hess Midstream Partners LP	$ 47.9	$ 31.8
Distributions to public unitholders	$ 13.5	$ 13.5
Distributions to Sponsors—common units	12.5	12.5
Distributions to Sponsors—subordinated units	25.9	25.9
Distributions to our general partner	1.1	1.1
Total distributions	$ 53.0	$ 53.0
Excess (shortfall) of Pro Forma Distributable Cash flow over (below) aggregate minimum distributions	$ (5.1)	$(21.2)

(1) See our unaudited pro forma condensed combined financial statements included elsewhere in this prospectus for an explanation of the adjustments used to derive pro forma net income. Pro forma net income for the year ended December 31,

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2016

We forecast our estimated distributable cash flow for the twelve months ending June 30, 2016, will be approximately $61.0 million. This amount would exceed by $8.0 million the amount needed to pay the aggregate annualized minimum quarterly distribution of $53.0 million on all of our outstanding common and subordinated units and the corresponding distributions on our general partner's 2% interest for the twelve months ending June 30, 2016. The number of outstanding units on which we have based our belief does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, our management has prepared the forecast of estimated distributable cash flow for the twelve months ending June 30, 2016, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the twelve months ending June 30, 2016. Please read below under "—Significant Forecast Assumptions" for further information as to the assumptions we have made for the financial forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis. It reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our view that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all our unitholders and the corresponding distributions on our general partner's 2% interest for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Ernst & Young LLP has neither compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this registration statement relates to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Hess Midstream Partners LP
Estimated Distributable Cash Flow (1)

(in millions)	Twelve Months Ending June 30, 2016	Three Months Ending			
		September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
Revenues	$410.0	$95.4	$102.1	$106.3	$106.2
Costs and expenses:					
Operating and maintenance expenses (exclusive of depreciation shown separately below)	211.4	50.9	49.7	55.7	55.1
Depreciation expense	59.1	14.0	14.0	15.4	15.7
General and administrative expenses(2)	8.4	1.9	2.1	1.9	2.5
Total costs and expenses	278.9	66.8	65.8	73.0	73.3
Income from operations	131.1	28.6	36.3	33.3	32.9
Interest expense(3)	1.2	0.3	0.3	0.3	0.3
Net income	129.9	28.3	36.0	33.0	32.6
Less:					
Net income attributable to Hess Infrastructure Partners(4)(5)	89.0	19.6	24.5	22.2	22.7
Net income attributable to Hess Midstream Partners LP	40.9	8.7	11.5	10.8	9.9
Plus:					
Net income attributable to Hess Infrastructure Partners(4)(5)	89.0	19.6	24.5	22.2	22.7
Depreciation expense	59.1	14.0	14.0	15.4	15.7
Interest expense(3)	1.2	0.3	0.3	0.3	0.3
Estimated Adjusted EBITDA(6)	190.2	42.6	50.3	48.7	48.6
Less:					
Estimated Adjusted EBITDA attributable to Hess Infrastructure Partners(4)(5)	126.9	28.7	33.6	32.0	32.6
Estimated Adjusted EBITDA attributable to Hess Midstream Partners LP	63.3	13.9	16.7	16.7	16.0
Less:					
Adjustments related to minimum volume commitments(7)	1.6	—	1.5	0.1	—
Cash interest paid(3)	0.7	0.1	0.2	0.2	0.2
Maintenance capital expenditures(8)	11.5	0.8	0.2	5.5	5.0
Expansion capital expenditures(8)	14.9	1.8	1.8	4.7	6.6
Plus:					
Funding for maintenance capital expenditures(9)	11.5	0.8	0.2	5.5	5.0
Funding for expansion capital expenditures(9)	14.9	1.8	1.8	4.7	6.6
Estimated Distributable Cash Flow attributable to Hess Midstream Partners LP	$ 61.0	$13.8	$ 15.0	$ 16.4	$ 15.8
Distributions to public common unitholders(10)	$ 13.5	$ 3.4	$ 3.4	$ 3.4	$ 3.3
Distributions to Sponsors—common units	12.5	3.1	3.1	3.1	3.2
Distributions to Sponsors—subordinated units	25.9	6.5	6.5	6.5	6.4
Distributions to our general partner	1.1	0.3	0.3	0.2	0.3
Total distributions	$ 53.0	$13.3	$ 13.3	$ 13.2	$ 13.2
Excess of Estimated Distributable Cash Flow over aggregate minimum quarterly distributions	$ 8.0	$ 0.5	$ 1.7	$ 3.2	$ 2.6

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through September 30, 2015, based on the actual length of the period.

Definition of available cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- less, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including reserves for our future capital expenditures, future acquisitions, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to FERC rate proceedings or rate proceedings under applicable law subsequent to that quarter);

  - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- plus, if our general partner so determines, all or any portion of the cash (i) on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter or (ii) available to be borrowed as a working capital borrowing as of the date of determination of available cash with respect to such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to distribute the minimum quarterly distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2250 per unit, or $0.90 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our

general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility" for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

General partner interest and incentive distribution rights

Initially, our general partner will be entitled to 2% of all quarterly distributions from inception that we make prior to our liquidation. This general partner interest will be represented by a 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest. The general partner's initial 2% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest (other than the issuance of common units upon any exercise by the underwriters of their option to purchase additional common units in this offering).

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.25875 per unit per quarter. The maximum distribution of 48% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units or the 2% general partner interest that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating surplus

We define operating surplus as:

- $50.0 million (as described below); plus
- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) and the termination of hedge contracts, provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus
- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus
- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $50.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) issuances of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements, and (4) capital contributions received by us and our subsidiaries.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of cash distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $50.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity, operating income or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish or replace existing assets, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity, operating income or revenue over the long term. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional capacity, to the extent such capital expenditures are expected to expand our long-term operating capacity, operating income or revenue. Expansion

capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated between maintenance capital expenditures and expansion capital expenditures as determined by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2250 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning with the quarter ending September 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest equaled or exceeded $0.90 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.90 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early termination of the subordination period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest

equaled or exceeded $1.35 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.35 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units and the corresponding distributions on our general partner's 2% interest during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration of the subordination period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted operating surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "—Operating Surplus and Capital Surplus—Operating surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.25875 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.28125 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.3375 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2% general partner interest, our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total quarterly distribution per unit target amount	Marginal percentage interest in distributions	
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.2250	98%	2%
First Target Distribution	above $0.2250 up to $0.25875	98%	2%
Second Target Distribution	above $0.25875 up to $0.28125	85%	15%
Third Target Distribution	above $0.28125 up to $0.3375	75%	25%
Thereafter	above $0.3375	50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

	Quarterly distribution per unit prior to reset	Marginal percentage interest in distributions			Quarterly distribution per unit following hypothetical reset
		Common unitholders	General partner interest	Incentive distribution rights	
Minimum Quarterly Distribution . . .	$0.2250	98%	2%	—	$0.50
First Target Distribution	above $0.2250 up to $0.25875	98%	2%	—	above $0.50 up to $0.575
Second Target Distribution	above $0.25875 up to $0.28125	85%	2%	13%	above $0.575 up to $0.625
Third Target Distribution	above $0.28125 up to $0.3375	75%	2%	23%	above $0.625 up to $0.75
Thereafter	above $0.3375	50%	2%	48%	above $0.75

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 57,758,454 common units outstanding, our general partner's 2% interest has been maintained, and the average distribution to each common unit would be $0.50 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly distribution per unit prior to reset	Cash distributions to common unitholders prior to reset	Cash distribution to general partner prior to reset				Total distributions
			Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.2250	$12,995,652	$—	$265,218	$ 0	$ 265,218	$13,260,870
First Target Distribution	above $0.2250 up to $0.25875	1,949,348	—	39,782	0	39,782	1,989,130
Second Target Distribution	above $0.25875 up to $0.28125	1,299,565	—	30,578	198,757	229,335	1,528,900
Third Target Distribution	above $0.28125 up to $0.3375	3,248,913	—	86,638	996,333	1,082,971	4,331,884
Thereafter	above $0.3375	9,385,749	—	375,430	9,010,319	9,385,749	18,771,498
		$28,879,227	$—	$797,646	$10,205,409	$11,003,055	$39,882,282

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 78,169,272 common units outstanding, our general partner has maintained its 2% general partner interest, and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) $10,205,409 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

| | Quarterly distribution per unit after reset | Cash distributions to common unitholders after reset | Cash distribution to general partner after reset | | | | Total distributions |
			Common units	2% General partner interest	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.50	$28,879,227	$10,205,409	$797,646	$ 0	$11,003,005	$39,882,282
First Target Distribution	above $0.50 up to $0.575	—	—	—	—	—	—
Second Target Distribution	above $0.575 up to $0.625	—	—	—	—	—	—
Third Target Distribution	above $0.625 up to $0.75	—	—	—	—	—	—
Thereafter	above $0.75	—	—	—	—	—	—
		$28,879,227	$10,205,409	$797,646	$ 0	$11,003,055	$39,882,282

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- *first*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- *second*, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- *thereafter*, as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a distribution from capital surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price.

SELECTED HISTORICAL AND PRO FORMA CONDENSED COMBINED FINANCIAL AND OPERATING DATA

The following table shows selected historical combined financial and operating data of our Predecessor and selected unaudited pro forma condensed combined financial and operating data of Hess Midstream Partners LP for the periods and as of the dates indicated. The following historical financial and operating data of our Predecessor include all of the assets and operations of HTGP Opco, Mentor Holdings and Logistics Opco on a combined basis. In connection with the closing of this offering, Hess Infrastructure Partners will contribute to us a 30% economic interest in HTGP Opco, a 100% interest in Mentor Holdings and a 50% economic interest in Logistics Opco. Following the closing of this offering, we will consolidate HTGP Opco, Mentor Holdings and Logistics Opco in our financial statements and reflect a noncontrolling interest adjustment for Hess Infrastructure Partners' retained 70% economic interest in HTGP Opco and 50% economic interest in Logistics Opco.

The selected historical condensed combined financial data of our Predecessor as of and for the years ended December 31, 2014 and 2013 are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The selected historical unaudited condensed combined financial data of our Predecessor as of March 31, 2015 and for the three months ended March 31, 2015 and 2014 are derived from the unaudited condensed combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following tables should be read together with, and are qualified in their entirety by reference to, the historical combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma condensed combined financial and operating data presented in the following table for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015 are derived from the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet assumes the offering and the related transactions occurred as of March 31, 2015, and the unaudited pro forma condensed combined statements of operations for each of the three months ended March 31, 2015 and the year ended December 31, 2014 assume the offering and the related transactions occurred as of January 1, 2014.

The unaudited pro forma condensed combined financial statements give effect to the following:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained interests in HTGP Opco and Logistics Opco;

- our issuance of 13,879,227 common units and 28,879,227 subordinated units to our Sponsors, representing an aggregate 72.5% limited partner interest in us;

- our issuance of a 2% general partner interest in us and all of our incentive distribution rights to our general partner;

- our issuance of 15,000,000 common units, representing a 25.5% limited partner interest in us, to the public in connection with this offering, and our receipt of $277.6 million in net proceeds from this offering;

- our entry into a new five-year, $350.0 million revolving credit facility, which we have assumed was not drawn during the pro forma periods presented;

- the consummation of this offering and application of the net proceeds of this offering, as described in "Use of Proceeds";

The following table presents the non-GAAP financial measure of Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

(in millions, except per unit data and operating information)	Hess Midstream Partners LP Predecessor Historical				Hess Midstream Partners LP Pro Forma	
	Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2014	2013	2015	2014
	(unaudited)				(unaudited)	
Combined statements of operations:						
Revenues						
Affiliate	$ 89.1	$ 39.6	$ 254.8	$ 127.4	$ 89.1	$ 269.7
Third-party	—	—	—	142.3	—	—
Total revenues	89.1	39.6	254.8	269.7	89.1	269.7
Costs and expenses						
Third-party product purchases	—	—	—	65.8	—	—
Affiliate product purchases	—	—	—	124.5	—	—
Operating and maintenance expenses (exclusive of depreciation shown separately below)	45.3	48.2	170.7	217.7	45.3	170.8
Depreciation expense	13.8	3.7	44.4	12.5	13.8	44.4
General and administrative expenses	1.0	1.0	4.9	13.0	1.0	2.8
Total costs and expenses	60.1	52.9	220.0	433.5	60.1	218.0
Income (loss) from operations	29.0	(13.3)	34.8	(163.8)	29.0	51.7
Interest expense	0.6	0.5	1.9	—	0.3	1.2
Income tax expense	—	—	—	—	—	—
Net income (loss)	28.4	(13.8)	32.9	(163.8)	28.7	50.5
Less: Net income (loss) attributable to Hess Infrastructure Partners	—	—	—	—	18.9	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 28.4	$ (13.8)	$ 32.9	$ (163.8)	$ 9.8	$ 19.1
General partner interest in net income (loss)					$ 0.2	$ 0.4
Limited partner interest in net income (loss)					9.6	18.7
Net income (loss) per limited partner unit (basic and diluted):						
Common units					$ 0.17	$ 0.32
Subordinated units					0.17	0.32
Weighted average number of limited partner units outstanding (basic and diluted):						
Common units					28,879,227	28,879,227
Subordinated units					28,879,227	28,879,227
Combined balance sheet data (at period end):						
Cash and cash equivalents	$ —		$ —	$ —	$ 10.0	
Property, plant and equipment, net	1,317.0		1,332.2	1,260.1	1,317.0	
Total assets	1,362.5		1,374.8	1,268.7	1,370.0	
Total liabilities	1,059.2		1,099.2	998.4	69.4	
Combined statements of cash flows data:						
Net cash from (used in):						
Operating activities	$ 38.1	$ (34.7)	$ 29.6	$ (135.4)		
Investing activities	(8.5)	(81.7)	(187.8)	(473.2)		
Financing activities	(29.6)	116.4	158.2	608.6		
Other financial data:						
Adjusted EBITDA(1)	$ 42.8	$ (9.6)	$ 79.2	$ (151.3)	$ 42.8	$ 96.1
Adjusted EBITDA attributable to Hess Midstream Partners LP(1)					14.9	36.0
Capital expenditures:						
Maintenance	$ 4.5	$ (5.8)	$ 9.6	$ 9.2		
Expansion	4.0	87.5	178.2	464.0		
Operating volumes:						
Tioga Gas Plant						
NGL processing sales (MBbl/d)	—	—		11		
Natural gas processing sales (MMcf/d)	—	—		71		
Natural gas inlet (MMcf/d)(2)	179	6	107			
Mentor Storage Terminal						
Propane throughput (MBbl/d)	2	1	1	1		
Tioga Rail Terminal						
Crude oil throughput (MBbl/d)	50	38	38	49		
NGL logistics throughput (MBbl/d)(3)	10	—	5	5		
Ramberg Truck Facility						
Crude oil throughput (MBbl/d)	29	11	23	3		

expenses allocated by Hess for general corporate services, such as treasury, accounting, human resources and legal services. These expenses were charged or allocated to our Predecessor based on the nature of the expenses and our Predecessor's proportionate share of employee time or capital expenditures and operating expense. Following the closing of this offering, we will reimburse Hess under our employee secondment agreement for the costs of certain employees seconded to our general partner in support of our operations. We will also reimburse Hess under our omnibus agreement for certain general and administrative services, such as treasury, accounting and legal services, that Hess will continue to provide to us. The amounts that we will reimburse Hess will be based on an allocation of the costs associated with providing these services to us. For more information about the amounts for which we will reimburse Hess under our employee secondment and omnibus agreements and the services covered by that reimbursement, please read "Certain Relationships and Related Party Transactions—Agreements Governing the Transactions." We also expect to incur an additional $5.6 million of incremental annual general and administrative expenses as a result of being a separate publicly traded partnership that are not reflected in our Predecessor's historical combined financial statements. We estimate that our share of this $5.6 million will be approximately $5.1 million.

Financing.   There are differences in the way we will finance our operations as compared to the way our Predecessor historically financed our operations. Historically, our Predecessor's operations were financed as part of Hess's integrated operations and, other than interest under our Predecessor's affiliate loan facilities with Hess, Hess did not charge our Predecessor for financing its operations. On June 30, 2015 our affiliate loan facilities were terminated and we were released from all obligations thereunder. Please read "—Capital Resources and Liquidity—Affiliate Loan Facilities with Hess." Our Predecessor largely relied on internally-generated cash flows and loans and capital contributions from Hess to satisfy its capital expenditure requirements. Following the closing of this offering, we intend to make cash distributions to our unitholders at an initial distribution rate of $0.2250 per unit per quarter ($0.90 per unit on an annualized basis). Based on the terms of our cash distribution policy, we expect that we will distribute to our unitholders and our general partner most of the cash generated by our operations. As a result, we expect to fund future capital expenditures and acquisitions primarily from external sources, including borrowings under our revolving credit facility, under which we expect that no amounts will be drawn at the closing of this offering, and future issuances of equity and debt securities.

Income Taxes.   Our Predecessor determined income tax expense and related deferred tax balance sheet accounts on a separate return method as of March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014 and 2013. We did not record an income tax provision (benefit) for any period presented due to our maintaining a full valuation allowance on net deferred tax assets primarily related to the income tax benefits from net operating losses. However, as a partnership, we will not be subject to income taxes following this offering and therefore our future financial statements will exclude income tax expense and deferred tax accounts.

Other Factors Expected To Significantly Affect Our Future Results

Supply and Demand for Crude Oil, Natural Gas and NGLs.   We currently generate substantially all of our revenues under fee-based agreements with Hess. These contracts should promote cash flow stability and minimize our direct exposure to commodity price fluctuations, since we generally do not own any of the crude oil, natural gas, or NGLs that we handle and do not engage in the trading of crude oil, natural gas, or NGLs. However, commodity price fluctuations indirectly influence our activities and results of operations over the long term, since they can affect production rates and investments by Hess and third parties in the development of new crude oil and natural gas reserves. As a result of the recent decline in crude oil prices, Hess has reduced its rig count as part of its

Product Purchases.   There were no product purchases during either the year ended December 31, 2014 or 2013. Please read "Factors Affecting the Comparability of Our Financial Results."

Operating and Maintenance Expenses.   Operating and maintenance expenses decreased $17.0 million to $124.9 million for the year ended December 31, 2014 as compared to $141.9 million for the year ended December 31, 2013. The decrease was primarily attributable to a $21.2 million decrease in third-party rail transportation, reflecting lower throughput at the Tioga Rail Terminal, offset by a $3.3 million increase in third-party operating and maintenance expense due to expanded operations at our logistics facilities and a $0.9 million increase in other operating expenses.

Depreciation Expense.   Depreciation expense increased $3.6 million to $11.4 million for the year ended December 31, 2014 compared to $7.8 million for the year ended December 31, 2013, due to terminaling assets placed into service during the year ended December 31, 2014.

General and Administrative Expenses.   General and administrative expenses increased $0.4 million to $1.1 million for the year ended December 31, 2014 compared to $0.7 million for the year ended December 31, 2013, primarily due to an increase in overhead costs allocated to us by Hess.

Capital Resources and Liquidity

Historically, our sources of liquidity were based on cash flow from operations and funding from Hess. During the periods presented, we participated in Hess's centralized cash management system. As a result, our Predecessor's historical financial statements do not include cash or cash equivalents since cash receipts from all our Predecessor's operations were deposited into Hess's bank accounts and all cash disbursements were made from these accounts. In connection with this offering, we will establish our own cash management system that will be administered by Hess on our general partner's behalf under our omnibus agreement.

We expect our ongoing sources of liquidity following this offering to include:

- cash generated from operations;
- borrowings under our revolving credit facility;
- issuances of additional equity securities; and
- issuances of debt securities.

We believe that, in the future, cash generated from these sources will be sufficient to meet our operating requirements, our planned short-term capital expenditures and debt service requirements and our quarterly cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through the issuance of debt and equity securities.

Following the completion of this offering, we intend to pay a minimum quarterly distribution of $0.2250 per unit, which equates to $13.3 million per quarter, or $53.0 million per year in the aggregate, based on the number of common and subordinated units and the 2% general partner interest that will be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution, except as provided in our partnership agreement. Please read "Cash Distribution Policy and Restrictions on Distributions."

Revolving Credit Facility

In 2015, we entered into a five-year, $350.0 million senior unsecured revolving credit facility with JPMorgan Chase Bank, N.A., as the administrative agent, and several other commercial lending

We refer to the Tioga Gas Plant, Tioga Rail Terminal, crude oil rail cars and Ramberg Truck Facility in this prospectus as our "joint interest assets."

We intend to expand our business by acquiring additional midstream assets from Hess Infrastructure Partners, Hess and third parties, including our right of first offer assets described below, capitalizing on organic growth opportunities in the Bakken and pursuing opportunities to add additional Hess and third-party throughput volumes in the future. Hess Infrastructure Partners has agreed that, during the 10-year period following the closing of this offering, it will offer us the right to acquire certain midstream assets retained by Hess Infrastructure Partners following this offering or that may be constructed or acquired by Hess Infrastructure Partners in the future. We refer to this right as our right of first offer. Our right of first offer assets include the following:

- Hess Infrastructure Partners' retained interests in our joint interest assets;

- Hess Infrastructure Partners' crude oil and natural gas gathering pipeline systems in the Bakken; and

- any additional crude oil or NGL rail cars that Hess Infrastructure Partners acquires in the future for use in the Bakken.

Hess Infrastructure Partners is under no obligation to offer to sell us any additional assets (other than our right of first offer assets, and then only if Hess Infrastructure Partners decides to dispose of such assets), and we are under no obligation to buy any additional assets from Hess Infrastructure Partners. As of March 31, 2015, the aggregate book value of the assets to be contributed to us by Hess Infrastructure Partners in connection with the closing of this offering, including our interests in our joint interest assets, was approximately $470.0 million, and the aggregate book value of our right of first offer assets retained by Hess Infrastructure Partners, including its retained interests in our joint interest assets, was approximately $1.7 billion. For a further description of our right of first offer assets, please read "—Right of First Offer Assets."

Our relationship with our Sponsors, and especially with Hess, is one of our principal strengths. Following the completion of this offering, our Sponsors will collectively own an aggregate 72.5% limited partner interest in us (or an aggregate 68.7% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and, through their ownership interest in Hess Infrastructure Partners, a 70% noncontrolling interest in HTGP Opco and a 50% noncontrolling interest in Logistics Opco, a 100% interest in our general partner and all of our incentive distribution rights. Hess is a global E&P company that explores for, develops, produces, purchases, transports and sells crude oil, natural gas and NGLs and is one of the leading crude oil and natural gas producers in the Bakken. Hess expects its Bakken operations to be the largest contributor to its total production growth through 2020, and Hess has stated that it intends to use us and Hess Infrastructure Partners as the primary midstream vehicles to support its Bakken production growth and grow its midstream business. We believe our strategically located assets are integral to the success of Hess's upstream operations in the Bakken and position us to become a leading provider of midstream services in the Bakken. We believe that, as a result of our Sponsors' retained ownership interests in us, Hess Infrastructure Partners and Hess will be incentivized to offer us the opportunity to purchase additional Bakken midstream assets that Hess Infrastructure Partners currently owns, including our right of first offer assets, or that it or Hess may acquire or develop in the future to support Hess's Bakken production growth.

For the year ended December 31, 2014 and the three months ended March 31, 2015, on a pro forma basis, we had revenues of $269.7 million and $89.1 million, net income of $50.5 million and $28.7 million, and Adjusted EBITDA of $96.1 million and $42.8 million, respectively. The Tioga Gas Plant was shut down from late November 2013 to late March 2014 to complete an expansion,

allow for the compression of 2.5 MMcf/d of residue gas into 17,000 diesel equivalent gallons per day of CNG. We will also evaluate and pursue organic investment opportunities in new areas both within and outside of the Bakken that provide attractive returns.

Business Strengths

We believe that we are well positioned to execute our business strategies based on the following business strengths:

- *Strategic Relationship with Our Sponsors.* We have a strategic relationship with our Sponsors, and especially with Hess, one of the leading producers of crude oil and natural gas in the Bakken. As the owners of significant noncontrolling interests in our joint interest assets, an aggregate 72.5% limited partner interest in us (or an aggregate 68.7% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units), a 100% interest in our general partner and all of our incentive distribution rights, we believe our Sponsors are incentivized to promote and support our business plan and to pursue projects that enhance the overall value of our business. Through our long-term commercial contracts with Hess, we have a well-capitalized, investment grade commercial counterparty initially providing substantially all of our revenues. Hess Infrastructure Partners also owns interests in other significant midstream assets in the Bakken, including our right of first offer assets. We believe that our relationship with our Sponsors and Hess's stated intent to use us and Hess Infrastructure Partners as its primary midstream vehicles to support its Bakken production growth and grow its midstream business will provide us with a stable base of cash flows and significant growth opportunities.

- *Strategically Located Assets.* Our initial assets are primarily located in the Bakken and serve Hess and third-party crude oil and natural gas development and production operations in the Bakken. Hess first commenced operations in North Dakota in 1951 and currently holds one of the largest acreage positions in the Bakken. The Bakken has been the focus of extensive industry activity over the last several years, and we expect producers to continue to invest substantial capital to develop crude oil and natural gas production in this region, which will in turn require substantial investment in midstream infrastructure. We believe that our existing footprint and connectivity to gathering systems and third-party pipeline and rail takeaway capacity will position us to capitalize on midstream growth opportunities in the Bakken.

- *Stable and Predictable Cash Flows Supported by Long-Term Fee-Based Contracts.* Our assets primarily consist of processing, fractionation, storage, terminaling and loading facilities and transportation assets that generate stable revenues by providing fee-based services. We currently generate substantially all of our revenues under long-term, fee-based commercial agreements with Hess that include minimum volume commitments based on dedicated production, inflation escalators and fee recalculation mechanisms, all of which are intended to provide us with cash flow stability and growth and minimize our direct commodity price exposure. We believe these agreements provide us with stable and predictable cash flows.

- *High-Quality, Modern Asset Base.* Substantially all of our assets have been constructed or have undergone extensive renovations within the past five years. For example, in March 2014, Hess completed a large-scale expansion, refurbishment and optimization of the Tioga Gas Plant, resulting in a state-of-the-art cryogenic processing plant and one of the largest natural gas processing plants in the Bakken based on its current processing capacity of 250 MMcf/d. We continually invest in the maintenance and integrity of our assets and have developed various programs to help us efficiently monitor and maintain them. We employ a rigorous integrity program that combines risk analysis, inspection and preventive maintenance to enhance the safety, reliability and efficiency of our operations.

Infrastructure Partners. Each of our Sponsors will also directly own an aggregate 36.25% limited partner interest in us (or an aggregate 34.35% limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). Please read "The Offering" for a description of the option to purchase additional common units.

Hess Infrastructure Partners has independent access to capital, including a five-year revolving credit facility with $400 million in available capacity.

We believe our Sponsors will promote and support the successful execution of our business strategies given their significant ownership in us and our assets following this offering, Hess's stated intent to use us and Hess Infrastructure Partners as its primary vehicles to support its Bakken production growth and grow its midstream business in the Bakken and the importance of our initial assets to Hess's E&P operations in the region.

While our relationship with our Sponsors is a significant strength, it is also a source of potential risks and conflicts. Please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties" for a discussion of these potential conflicts and the risks that they present to our limited partners.

Our Business

We conduct our business through two reportable segments: (1) processing and storage and (2) logistics. The following map shows the locations of our initial assets and our right of first offer assets:



Such directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. All directors will be indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

Our Long-Term Incentive Plan

Hess Midstream Partners GP LLC intends to adopt the LTIP for officers, directors and employees of Hess Midstream Partners GP LLC or its affiliates, and any consultants, affiliates of Hess Midstream Partners GP LLC or other individuals who perform services for us. Hess Midstream Partners GP LLC may issue our executive officers and other service providers long-term equity based awards under the plan. These awards will be intended to compensate the recipients based on the performance of our common units and the recipient's continued service during the vesting period, as well as to align recipients' long-term interests with those of our unitholders. The plan will be administered by the board of directors of Hess Midstream Partners GP LLC or any committee thereof that may be established for such purpose or to which the board of directors or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under our LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under our LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General.   The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 3,000,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units.   A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

without payment or (v) make other adjustments to awards as the administrator deems appropriate to reflect the applicable transaction or event.

Termination of Service.   The consequences of the termination of a grantee's employment, membership on our board of directors or other service arrangement will generally be determined by the plan administrator in the terms of the relevant award agreement.

Amendment or Termination of Long-Term Incentive Plan.   The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

IPO LTIP Awards

In connection with the consummation of this offering, we expect to grant awards of phantom units with distribution equivalent rights under the LTIP to certain key employees who provide services to us, including certain of our executive officers. These phantom units and distribution equivalent rights will vest in a single installment on the three-year anniversary of the consummation of this offering. The phantom units and distribution equivalent rights will also vest in full in the event the recipient dies, becomes permanently disabled or, in certain circumstances, retires before the scheduled vesting date. Vesting will also accelerate if the recipient's employment with Hess is involuntarily or constructively terminated following a change in control of our partnership. The phantom unit awards are being made to reward each recipient for their service in connection with this offering and to align the recipient's interests with those of our unitholders. The number of units to be granted to each recipient will be determined based on a targeted value for the award and the initial public offering price per unit in this offering. Based on an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), the total number of phantom units to be granted in connection with this offering (with an aggregate value of $780,000) will be 39,000, which includes phantom units to be granted to each of Messrs. Stein and Lutz.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Hess Midstream Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each of our directors, director nominees and named executive officers, and by all of our directors, director nominees and executive officers as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of 28,879,227 common units and 28,879,227 subordinated units outstanding immediately following this offering.

The following table does not include any common units that our directors, director nominees and executive officers may purchase in this offering through the directed unit program described under "Underwriting."

Name of beneficial owner(1)	Common units to be beneficially owned(2)	Percentage of common units to be beneficially owned(2)	Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Hess(3)	6,939,614	24.03%	14,439,613	50.0%	37.01%
GIP(4)	6,939,613	24.03	14,439,614	50.0	37.01
Directors/Named Executive Officers(2)	—	—	—	—	—
John B. Hess	—	—	—	—	—
Michael R. Lutz	—	—	—	—	—
Jonathan C. Stein	—	—	—	—	—
John P. Rielly	—	—	—	—	—
Gregory P. Hill	—	—	—	—	—
Director Nominees					
William J. Brilliant	—	—	—	—	—
William A. Woodburn(5)	—	—	—	—	—
David W. Niemiec	—	—	—	—	—
All Directors and Executive Officers as a group (10 persons)	—	—%	—	—%	—%

(1)   Unless otherwise indicated, the address for all beneficial owners in this table is 1501 McKinney Street, Houston, TX 77010.

(2)   Does not include phantom units that we expect to be granted to certain of our directors and named executive officers at the closing of this offering pursuant to the Hess Midstream Partners LP 2015 Long-Term Incentive Plan.

(3)   Hess is the indirect parent company of Hess Investments North Dakota Limited. Hess Investments North Dakota Limited is the owner of 6,939,614 common units and 14,439,613 subordinated units. Hess may, therefore, be deemed to beneficially own the units held by Hess Investments North Dakota Limited.

(4)   Reflects 6,939,613 common units and 14,439,614 subordinated units held by GIP II Blue Holding Partnership, L.P. ("Blue Holding"). The general partner of Blue Holding is GIP Blue Holding GP, LLC, a Delaware limited liability company ("Blue Holding GP"). Global Infrastructure GP II, L.P., a Guernsey limited partnership ("Global GP") is the sole member of Blue Holding GP. Global Infrastructure Investors II, LLC, a Delaware limited liability company ("Global Investors" and, together with Global GP, Blue Holding GP and Blue Holding, the "GIP Entities") is the sole general partner of Global GP. Each of the GIP Entities disclaims beneficial ownership of the common units and subordinated units that are beneficially owned or held of record by any of the other GIP Entities.

(5)   William A. Woodburn, a director of our general partner, as a member of internal committees of Global Investors, is entitled to vote on decisions to vote, or to direct to vote, and to dispose, or to direct the disposition of, the common units and subordinated units held by Blue Holding but cannot individually control the outcome of such decisions. William A. Woodburn disclaims any beneficial ownership of the common units and subordinated units held by the GIP Entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, and assuming no exercise of the underwriters' option to purchase additional common units, our Sponsors will collectively own an aggregate of 13,879,227 common units and 28,879,227 subordinated units, representing an aggregate 72.5% limited partner interest in us (or 11,629,227 common units and 28,879,227 subordinated units, representing an aggregate 68.7% limited partner interest, if the underwriters exercise in full their option to purchase additional common units). In addition, Hess and GIP, through their ownership of Hess Infrastructure Partners, will indirectly own and control our general partner, which will own a 2.0% general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Hess Midstream Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates in connection with the contribution of the assets and liabilities to us ....

- 13,879,227 common units (or 11,629,227 common units, if the underwriters' option to purchase additional common units is exercised in full);
- 28,879,227 subordinated units;
- a 2% general partner interest in us;
- the incentive distribution rights; and
- a distribution of $265.1 million from the net proceeds of this offering (or $307.2 million if the underwriter's option to purchase additional common units is exercised in full).

Operational stage

Distributions of available cash to our general partner and its affiliates ....

We will generally make cash distributions of 98% to the unitholders pro rata, including our Sponsors, as holders of an aggregate of 13,879,227 common units and 28,879,227 subordinated units, and 2% to our general partner, assuming it makes any capital contributions necessary to maintain its 2% general partner interest in us. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 48% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner

and its affiliates would receive an annual distribution of approximately $1.1 million on the 2% general partner interest and $38.5 million on their common units and subordinated units (or $36.5 million if the underwriters exercise in full their option to purchase additional common units from us).

Payments to our general partner and its affiliates . . . .

Under our partnership agreement, we are required to reimburse our general partner and its affiliates for all costs and expenses that they incur on our behalf for managing and controlling our business and operations. Except to the extent specified under our omnibus agreement, operational services agreement and employee secondment agreement, our general partner determines the amount of these expenses and such determinations must be made in good faith under the terms of our partnership agreement. Under our omnibus agreement, we will reimburse Hess for expenses incurred by Hess and its affiliates in providing certain general and administrative services to us. These reimbursable expenses will include an allocable portion of the expenses incurred by Hess in providing services to us based on our proportionate share of operating expenses, capital expenditures and employee compensation, including salaries, bonuses, benefits costs, office space and related support costs and equity compensation. We will also reimburse Hess for any additional out-of-pocket costs and expenses incurred by Hess and its affiliates in providing services to us. The costs and expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. Please read "—Agreements Governing the Transactions—Omnibus Agreement" below.

Under our operational services agreement, we will pay Hess for any direct costs actually incurred by Hess in providing our facilities with certain maintenance, operational, administrative and construction services. Under our employee secondment agreement, Hess will second to Hess Midstream Partners GP LLC certain employees who serve strategic functions in support of our operations, and Hess Midstream Partners GP LLC will pay, and we will reimburse Hess Midstream Partners GP LLC for, will pay an annual secondment fee to Hess. Please read "—Agreements Governing the Transactions" below.

Withdrawal or removal of our general partner . . . .

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Liquidation stage

Liquidation . . . .

Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their respective capital account balances.

agreement with Hess under which, following the completion of the CNG terminal, Hess will deliver residue gas to us at the inlet of the CNG terminal, and we will receive and compress the residue gas and deliver CNG to the tailgate of the CNG terminal for Hess. Hess will pay us a fee per Mcf of CNG we deliver to Hess each month. Our compressed natural gas agreement is dated effective January 1, 2015. For more information about our compressed natural gas agreement with Hess, please read "Business—Other Agreements with Hess—Compressed Natural Gas Agreement."

Contribution Agreement

At the closing of this offering, we will enter into a contribution, conveyance and assignment agreement, which we refer to as our contribution agreement, with our general partner, Hess, GIP, Hess Infrastructure Partners and certain of their subsidiaries under which Hess Infrastructure Partners will contribute all of our initial assets to us. Pursuant to the contribution agreement, Hess Infrastructure Partners will contribute interests in HTGP Opco, Logistics Opco and Mentor Holdings to us. We will contribute part of the proceeds of this offering to HTGP Opco and Logistics Opco in exchange for additional partnership interests in those entities and, following the consummation of the transactions set forth in the contribution agreement, we will own a 30% controlling economic interest in HTGP Opco, a 50% controlling economic interest in Logistics Opco and a 100% interest in Mentor Holdings. Under the contribution agreement, subsidiaries of HTGP Opco and Logistics Opco will place $15.0 million and $10.0 million, respectively, on deposit with us in connection with the closing of this offering, and the proceeds from those deposits will be included in the cash distribution to our Sponsors at the closing of this offering. Under the contribution agreement, Hess Infrastructure Partners will agree to bear all of the costs necessary to complete the Uncompleted Projects, regardless of the amounts involved or the time period in which we undertake such expenditures. Hess Infrastructure Partners will also agree to bear all of the costs, as and when directed by us, attributable to the Other Projects that we undertake prior to the second anniversary of the closing of this offering, up to a maximum of $46 million. In addition, Hess Infrastructure Partners will agree to bear the cost of any unanticipated maintenance capital expenditures that we incur with respect to our initial assets during the twelve months ending June 30, 2016, up to a maximum of $10 million.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with Hess and GIP pursuant to which we will grant each of Hess and GIP and certain of their affiliates certain demand and "piggyback" registration rights. Under the registration rights agreement, each of Hess and GIP and certain of their affiliates will generally have the right to require us to file a registration statement for the public sale of all of the common units (including any common units received in connection with the conversion of subordinated units) owned by it. In addition, if we sell any common units in a registered underwritten offering, each of Hess and GIP and certain of their affiliates will have the right, subject to specified limitations, to include its common units in that offering.

We will generally pay all expenses relating to any demand or piggyback registration, except for underwriters or brokers' commission or discounts and expenses of counsel or advisors to the selling unitholders.

Procedures for Review, Approval and Ratification of Related Person Transactions

Our board of directors will adopt a related party transactions policy in connection with the closing of this offering that will provide that our board of directors or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that our board of directors or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

- the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

- the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Our partnership agreement provides that our general partner must act in good faith when making decisions on our behalf in its capacity as our general partner, and our partnership agreement further provides that in order for a determination to be made in good faith, our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. When our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- the amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- the issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

In addition, our general partner may use an amount, initially equal to $50.0 million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- accelerating the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

- during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

- after the subordination period, the approval of a majority of the outstanding common units.

In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.
Amendment of our partnership agreement	Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership . . .	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner	Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2025, in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Our general partner may be removed only for cause. Not less than 66⅔% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates, is required to remove our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. Please read "—Withdrawal or Removal of Our General Partner."

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2025. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights	Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."
Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right of, by the limited partners as a group:

- to remove or replace our general partner;
- to approve some amendments to our partnership agreement; or
- to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included

will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Our general partner's 2% interest in us will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2% general partner interest. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited amendments

No amendment may be made that would, among other actions:

- enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

- enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program, our general partner and its affiliates will own 74.0% of our total outstanding common units and subordinated units on an aggregate basis (or 70.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

No unitholder approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal office, our registered agent or our registered office;

Termination and Dissolution

We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

- the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

- the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

- the entry of a decree of judicial dissolution of our partnership; or

- there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate to, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2025, without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2025, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, excluding any common units purchased by our directors and executive officers and the directors and executive officers of Hess under our directed unit program, our general partner and its affiliates will own 74.0% of our total outstanding common units and subordinated units on an aggregate basis (or 70.1% of our total outstanding common units and subordinated units on an aggregate basis if the underwriters exercise in full their option to purchase additional common units from us).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest to (1) an affiliate of our general partner (other than an individual), or (2) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to September 30, 2025, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, Hess Infrastructure Partners and its affiliates may sell or transfer all or part of their interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Hess Midstream Partners GP LP as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of our board of directors. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

The purchase price in the event of this purchase is the greater of:

- the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our Sponsors will hold an aggregate of 13,879,227 common units and 28,879,227 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our Sponsors are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, other than any units purchased in this offering by officers and directors of our general partner under the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 of the Securities Act, or Rule 144, or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately 288,792 units immediately after this offering; or
- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates; and
- any units acquired by our general partner or any of its affiliates, including our directors and executive officers under the directed unit program.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the exploration, development, production, transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of qualifying income such as interest (other than from a financial business) and dividends. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based on factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a)   Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b)   For each taxable year since and including the year of our initial public offering, more than 90% of our gross income will (i) be earned pursuant to agreements and processes described in our private letter ruling or (ii) otherwise be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress and the President propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships, including the elimination of the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. In addition, the IRS has issued proposed regulations concerning which activities give rise to qualifying income within the meaning of Section 7704 of the Code. We do not believe the proposed regulations affect our ability to qualify as a publicly traded partnership. However, finalized regulations could modify the amount of our gross income that we are able to treat as qualifying income for the purposes of the Qualifying Income Exception. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our common units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in its share of our liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed on those units with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, are acting as representatives of the underwriters. Each of the underwriters named below has severally agreed to purchase from us, and we have agreed to sell to them, severally, the respective number of common units indicated below:

Underwriter	Number of Common Units
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC	
Total	15,000,000

The underwriters are offering the common units subject to their acceptance of the common units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common units offered by this prospectus if any such common units are taken. However, the underwriters are not required to take or pay for the common units covered by the underwriters' option to purchase additional common units described below.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.500% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Goldman, Sachs & Co. and Morgan Stanley & Co. LLC for the evaluation, analysis and structuring of our partnership.

The underwriters initially propose to offer part of the common units directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $ per common unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $ per common unit to other underwriters or to certain dealers. After the initial offering of the common units, the offering price and other selling terms may from time to time be varied by the representatives. This offering of common units by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The expenses of this offering are estimated to be $8.2 million (excluding underwriting discounts commissions and structuring fees), of which $2.9 million are to be paid after March 31, 2015.

Option to Purchase Additional Common Units

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,250,000 additional common units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common units as the number listed next to the underwriter's name in the table above bears to the total number of common units listed next to the names of all underwriters in the table above. If the underwriters' option is exercised in full, the total price to the public would be $345.0 million, the total underwriters' discounts and commissions and structuring fees would be $22.4 million and total net proceeds to us, before expenses, would be $322.6 million.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed five percent of the total number of common units offered by them.

New York Stock Exchange

We have applied to list our common units on the NYSE under the symbol "HESM." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the NYSE listing requirements for trading.

Lock-Up Agreements

We, our general partner and certain of its affiliates, including our Sponsors and our directors, director nominees and executive officers, have agreed, subject to certain exceptions, that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, on behalf of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of this prospectus:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common units or any securities convertible into or exercisable or exchangeable for common units; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units,

whether any transaction described above is to be settled by delivery of common units or such other securities, in cash or otherwise. These lock-up provisions will restrict us from issuing and selling any common units in a subsequent private or public offering during the lock-up period without the consent of Goldman, Sachs & Co. and Morgan Stanley & Co. LLC. The restrictions described above in this paragraph do not, however, apply to, among other things:

- the sale of common units to the underwriters pursuant to the underwriting agreement;

- the issuance by us of common units upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

- transactions by any person other than us relating to common units or other securities acquired in open market transactions after the completion of this offering of common units.

VALIDITY OF THE COMMON UNITS

The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Vinson & Elkins L.L.P. will render an opinion on the material federal income tax consequences of acquiring, holding and disposing of regarding our common units. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The combined financial statements of Hess Midstream Partners LP Predecessor as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of Hess Midstream Partners LP as of June 12, 2015, appearing in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website on the internet at *http://www.sec.gov.* Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at *www.hessmidstreampartners.com* and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The pro forma financial statements give pro forma effect to the matters described in the accompanying notes, including:

- Hess Infrastructure Partners' contribution of our Predecessor's assets and operations to us, including adjusting for Hess Infrastructure Partners' retained noncontrolling interest in HTGP Opco and Logistics Opco;

- the consummation of this offering and our issuance of (i) 15,000,000 common units to the public (assuming the underwriters' option to purchase additional common units from us is not exercised), (ii) a 2% General Partner interest in us and all of our incentive distribution rights ("IDRs") to our General Partner and (iii) 13,879,227 common units and 28,879,227 subordinated units to Hess and GIP (our "Sponsors");

- our entry into a new five-year, $350.0 million revolving credit facility, which will not be drawn as of and during the pro forma periods presented, and the commitment and origination fees that would have been paid by us had our revolving credit facility been in place as of and during the pro forma periods presented;

- the consummation of this offering and the application of the net proceeds therefrom;

- the allocation of certain costs to us under the operational services agreement and omnibus agreement that will be entered into in connection with this offering. These costs will be allocated on a different basis than as historically allocated to our Predecessor; and

- the recognition of incremental revenues under our commercial agreements with Hess using the fees applicable at the time of the offering.

The pro forma financial statements do not reflect an estimated $5.6 million per year in incremental general and administrative expenses that we expect to incur as a result of being a separate publicly traded partnership. We estimate that our share of this $5.6 million will be approximately $5.1 million. These expenses include costs associated with annual and quarterly reports to unitholders, preparation and distribution of our financial statements, tax return and Schedule K-1 preparation and distribution expenses, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance premiums and independent director compensation.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	March 31, 2015		
	Predecessor historical	Pro forma adjustments	Partnership pro forma
(in millions)			
Assets			
Cash and cash equivalents	$ —	$ 10.0 (a)	$ 10.0
Accounts receivable—affiliate	30.6	—	30.6
Inventories	0.4	—	0.4
Other current assets	9.2	—	9.2
Total current assets	40.2	10.0	50.2
Property, plant and equipment, net	1,317.0	—	1,317.0
Other noncurrent assets	5.3	2.8 (b)	2.8
		(5.3)(c)	
Total assets	$1,362.5	$ 7.5	$1,370.0
Liabilities			
Accounts payable—trade	$ 8.6	$ —	$ 8.6
Accrued liabilities	58.1	—	58.1
Current maturities of long-term debt—affiliate	989.8	(989.8)(d)	—
Other current liabilities	1.7	—	1.7
Total current liabilities	1,058.2	(989.8)	68.4
Other noncurrent liabilities	1.0	—	1.0
Total liabilities	1,059.2	(989.8)	69.4
Net parent investment / partners' capital			
Net parent investment	303.3	(303.3)(e)	—
Common unitholders—Public	—	272.3 (f)	272.3
Common unitholders—Sponsors	—	53.0 (f)	53.0
Subordinated unitholders—Sponsors	—	110.0 (f)	110.0
General partner	—	4.5 (f)	4.5
Noncontrolling interest—Hess Infrastructure Partners	—	860.8 (f)	860.8
Total net parent investment / partners' capital	303.3	997.3	1,300.6
Total liabilities and net parent investment / partners' capital	$1,362.5	$ 7.5	$1,370.0

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2015		
	Predecessor historical	Pro forma adjustments	Partnership pro forma
(in millions, except unit and per unit data)			
Revenues			
Affiliate	$89.1	$ —	$ 89.1
Total revenues	89.1	—	89.1
Costs and expenses			
Operating and maintenance expenses	45.3	—	45.3
Depreciation expense	13.8	—	13.8
General and administrative expenses	1.0	—	1.0
Total costs and expenses	60.1	—	60.1
Income from operations	29.0	—	29.0
Interest expense	0.6	(0.3)(h)	0.3
Income tax expense	—	— (i)	—
Net income	28.4	0.3	28.7
Less: Net income attributable to Hess Infrastructure Partners	—	18.9 (j)	18.9
Net income (loss) attributable to Hess Midstream Partners LP	$28.4	$(18.6)	$ 9.8
General partner's interest in net income			$ 0.2
Limited partner's interest in net income			9.6
Net income per limited partner unit (basic and diluted):			
Common units			$ 0.17
Subordinated units			0.17
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			28,879,227
Subordinated units			28,879,227

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

	Year Ended December 31, 2014		
	Predecessor historical	Pro forma adjustments	Partnership pro forma
(in millions, except unit and per unit data)			
Revenues			
Affiliate	$254.8	$ 14.9 (g)	$ 269.7
Total revenues	254.8	14.9	269.7
Costs and expenses			
Operating and maintenance expenses	170.7	0.1 (k)	170.8
Depreciation expense	44.4	—	44.4
General and administrative expenses	4.9	(2.1)(k)	2.8
Total costs and expenses	220.0	(2.0)	218.0
Income from operations	34.8	16.9	51.7
Interest expense	1.9	(0.7)(h)	1.2
Income tax expense	—	— (i)	—
Net income	32.9	17.6	50.5
Less: Net income attributable to Hess Infrastructure Partners	—	31.4 (j)	31.4
Net income (loss) attributable to Hess Midstream Partners LP	$ 32.9	$(13.8)	$ 19.1
General partner's interest in net income			$ 0.4
Limited partner's interest in net income			18.7
Net income per limited partner unit (basic and diluted):			
Common units			$ 0.32
Subordinated units			0.32
Weighted average number of limited partner units outstanding (basic and diluted):			
Common units			28,879,227
Subordinated units			28,879,227

See accompanying notes to unaudited pro forma condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(in millions, except unit and per unit information)

Note 1. Pro Forma Adjustments and Assumptions

The pro forma adjustments and assumptions are as follows:

(a) Reflects the following adjustments to cash:

Sources		Uses	
Proceeds from sale of common units	$300.0	Distribution to our Sponsors	$265.1
		Underwriters' discounts and structuring fees	19.5
		Cash retained by the Partnership	10.0
		Revolver credit facility origination fee . .	2.5
		Other offering costs remaining to be paid	2.9
Total sources	$300.0	Total uses	$300.0

(b) Reflects the deferral of $2.8 million of origination fees associated with entering into a new five-year, $350.0 million revolving credit facility in connection with or prior to the closing of this offering. Of the $2.8 million of origination fees, $2.5 million will be paid from IPO proceeds and the remaining $0.3 million was funded by a capital contribution from Hess Infrastructure Partners. We expect that the revolving credit facility will not be drawn at closing.

(c) Reflects the removal of $5.3 million of costs directly attributable to the offering that were capitalized on the historical balance sheet as of March 31, 2015. These costs and the remaining costs to be paid after March 31, 2015, are netted against the offering proceeds.

(d) Reflects affiliate loan facilities that were settled with capital contributions from Hess in connection with the closing of the JV Transaction prior to the offering.

(e) Reflects the elimination of Hess Infrastructure Partners' Net parent investment in us and its reclassification to Hess Midstream Partners LP partnership units and noncontrolling interest.

(f) The table below summarizes the pro forma adjustments to Net parent investment and partners' capital based on our expected partnership capital allocated in connection with the offering. The allocation of pro forma capitalization to Hess Infrastructure Partners' units is based on Hess Infrastructure Partners' expected ownership percentage in us at the date of the offering.

Historical Net parent investment	$ 303.3
Affiliate debt and origination fee capital contribution	990.1
Net offering proceeds	272.3
Distribution to our Sponsors	(265.1)
Pro forma capitalization	$1,300.6
Allocation of pro forma capitalization:	
Common unitholders—Public	$ 272.3
Common unitholders—Sponsors	53.0
Subordinated unitholders—Sponsors	110.0
General partner	4.5
Noncontrolling interest—Hess Infrastructure Partners	860.8
Pro forma capitalization	$1,300.6

Pro forma basic net income per unit is determined by dividing the pro forma net income available to common and subordinated unitholders of the Partnership by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common and subordinated units outstanding was assumed to be 28,879,227 and 28,879,227, respectively. All units were assumed to have been outstanding since January 1, 2014.

Pursuant to the Partnership Agreement, the General Partner is entitled to receive certain incentive distributions that, when applying the provisions of the Partnership Agreement as if all Net income for the period had been distributed as cash, will result in less Net income allocable to common and subordinated unitholders provided that the Net income exceeds certain targets.

The incentive distribution rights ("IDRs") are a component of our General Partner interest and represent participating securities. No cash distributions would have been declared to the IDRs during the period, based upon the assumption that distributions were declared equal to the minimum quarterly distribution.

HESS MIDSTREAM PARTNERS LP PREDECESSOR
CONDENSED COMBINED BALANCE SHEETS

	Supplemental Pro Forma March 31, 2015 (unaudited)	March 31, 2015 (unaudited)	December 31, 2014
(in millions)			
Assets			
Accounts receivable—affiliate	$ 30.6	$ 30.6	$ 33.4
Inventories	0.4	0.4	0.4
Other current assets	9.2	9.2	4.5
Total current assets	40.2	40.2	38.3
Property, plant and equipment, net	1,317.0	1,317.0	1,332.2
Other noncurrent assets	5.3	5.3	4.3
Total assets	$1,362.5	$1,362.5	$1,374.8
Liabilities			
Accounts payable—trade	$ 8.6	$ 8.6	$ 6.5
Accrued liabilities	58.1	58.1	71.3
Current maturities of long-term debt—affiliate	989.8	989.8	1,018.9
Due to affiliate	265.1	—	—
Other current liabilities	1.7	1.7	1.5
Total current liabilities	1,323.3	1,058.2	1,098.2
Other noncurrent liabilities	1.0	1.0	1.0
Total liabilities	1,324.3	1,059.2	1,099.2
Net parent investment	38.2	303.3	275.6
Total liabilities and net parent investment	$1,362.5	$1,362.5	$1,374.8

See accompanying notes to unaudited condensed combined financial statements.

HESS MIDSTREAM PARTNERS LP PREDECESSOR
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,	
	2015	2014
(in millions, except per unit data)		
Revenues		
Affiliate	$89.1	$ 39.6
Total revenues	89.1	39.6
Costs and expenses		
Operating and maintenance expenses (exclusive of depreciation shown separately below)	45.3	48.2
Depreciation expenses	13.8	3.7
General and administrative expenses	1.0	1.0
Total costs and expenses	60.1	52.9
Income (loss) from operations	29.0	(13.3)
Interest expense	0.6	0.5
Income tax expense (benefit)	—	—
Net income (loss)	$28.4	$(13.8)
Supplemental pro forma (unaudited) basic and diluted net income (loss) per limited partner unit (Note 11)		
Common units	$0.52	



See accompanying notes to unaudited condensed combined financial statements.

Note 11. Unaudited Supplemental Pro Forma Information

Unaudited supplemental pro forma balance sheet and net income (loss) per unit have been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The supplemental pro forma balance sheet gives effect to the distribution of approximately $265.1 million to Hess Infrastructure Partners LP to be paid upon completion of the initial public offering. Accordingly, the Partnership is deemed to have used $265.1 million of net proceeds of the initial public offering of common units to pay the distribution, which is evidenced by a Due to affiliate reflected in the supplemental condensed combined pro forma balance sheet.

The Predecessor had net income of $28.4 million for the three months ended March 31, 2015. Supplemental pro forma net income per limited partner unit of $0.52 assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income per limited partner assumes 25,709,917 common units, which includes the 11,830,690 common units that would have been required to be issued in connection with this offering in order to pay the distribution, and 28,879,227 subordinated units were outstanding for the three months ended March 31, 2015. The number of common units that would have been required to be issued to fund the aforementioned distribution was calculated by dividing the total $236.6 million distribution in excess of earnings for the three months ended March 31, 2015 by the issuance price of $20.00. The Predecessor had net income of $32.9 million for the year ended December 31, 2014. Supplemental pro forma net income per limited partner unit of $0.61 assumes additional common units were issued to give effect to the distribution described above. The supplemental pro forma net income per limited partner assumes 25,484,917 common units, which includes the 11,605,690 common units that would have been required to be issued in connection with this offering in order to pay the distribution, and 28,879,227 subordinated units were outstanding for the year ended December 31, 2014. The number of common units that would have been required to be issued to fund the aforementioned distribution was calculated by dividing the total $232.1 million distribution in excess of earnings for the year ended December 31, 2014, by the issuance price of $20.00. There were no potential common units outstanding to be considered in the pro forma diluted earnings per unit calculation for either period presented.

Note 12. Subsequent Events

Except as noted in the following paragraphs, we have evaluated subsequent events through June 18, 2015, the date the accompanying condensed combined financial statements were available to be issued, and determined that there were no other subsequent events requiring recognition or disclosure in our condensed combined financial statements.

On May 6, 2015 a BNSF crude oil unit train derailed near Heimdal, North Dakota. No injuries were reported in connection with the incident. The derailment also resulted in a release of crude oil. Six railcars owned by Logistics Opco derailed. The National Transportation Safety Board is investigating the cause of the accident, and that investigation is ongoing.

On June 11, 2015, Hess and GIP II Blue Holding Partnership, L.P. ("GIP") announced their intent to form Hess Infrastructure Partners LP in a joint venture transaction (the "JV Transaction") to acquire and operate Hess's midstream assets in the Bakken. At the closing of the JV Transaction, Hess will contribute all of its existing midstream assets in the Bakken to Hess Infrastructure Partners LP, and GIP will purchase a 50 percent ownership interest in Hess Infrastructure Partners LP for approximately

$2.675 billion. It is anticipated that Hess Infrastructure Partners LP will transfer a 30 percent controlling economic interest in HTGP Opco, 50 percent controlling economic interest in Logistics Opco and 100 percent interest in Mentor Storage Terminal to the Partnership in connection with the Partnership's proposed initial public offering.

On June 18, 2015, our affiliate loan balances were settled with capital contributions provided by Hess and affiliates.

"**Eligibility Certificate**" has the meaning given such term in Section 4.9(b).

"**Estimated Incremental Quarterly Tax Amount**" has the meaning given such term in Section 6.9.

"**Event Issue Value**" means, with respect to any Common Unit as of any date of determination, (i) in the case of a Revaluation Event that includes the issuance of Common Units pursuant to a public offering and solely for cash, the price paid for such Common Units (before deduction for any underwriters' discounts and commissions), or (ii) in the case of any other Revaluation Event, the Closing Price of the Common Units on the date of such Revaluation Event or, if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"**Event of Withdrawal**" has the meaning given such term in Section 11.1(a).

"**Excess Additional Book Basis**" has the meaning given such term in the definition of "Additional Book Basis Derivative Items."

"**Excess Distribution**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Excess Distribution Unit**" has the meaning given such term in Section 6.1(d)(iii)(A).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Expansion Capital Expenditures**" means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (including periodic net payments under related interest rate swap agreements) and related fees paid during the Construction Period on Construction Debt. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"**Final Subordinated Units**" has the meaning given such term in Section 6.1(d)(x)(A).

"**First Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(D).

"**First Target Distribution**" means $0.25875 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015, it means the product of $0.25875 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Fully Diluted Weighted Average Basis**" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of

determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"**General Partner**" means GP LP, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"**General Partner Interest**" means the equity interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. For purposes of determining the Percentage Interest attributable to the General Partner at any point in time, the General Partner Interest shall be deemed to be represented by a specific number of hypothetical limited partner units, and the Percentage Interest attributable to the General Partner Interest shall equal the ratio of the number of such hypothetical limited partner units to the sum of the total number of Units and the number of hypothetical limited partner units. After giving effect to the Initial Public Offering, including any exercise of the Over-Allotment Option and the Deferred Issuance, the Percentage Interest attributable to the General Partner Interest shall be 2%, which for the purposes of this definition equates to 1,178,744 hypothetical limited partner units. In connection with the issuance of additional Limited Partner Interests by the Partnership as described in Section 5.2(b), (i) if the General Partner makes additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall be increased as necessary to maintain the Percentage Interest attributable to the General Partner Interest at the level it was immediately prior to such issuance and (ii) if the General Partner does not make additional Capital Contributions as contemplated by Section 5.2(b), the number of hypothetical limited partner units represented by the General Partner Interest shall stay the same, which shall result in a reduction of the Percentage Interest attributable to the General Partner Interest.

"**GIP**" means GIP II Blue Holding Partnership, L.P., a Delaware limited partnership.

"**GP LLC**" means Hess Midstream Partners GP LLC, a Delaware limited liability company.

"**Gross Liability Value**" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"**Group**" means two or more Persons that, with or through any of their respective Affiliates or Associates, have any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"**Group Member**" means a member of the Partnership Group.

"**Group Member Agreement**" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any

"**Mentor Holdings**" means Hess Mentor Storage Holdings LLC, a Delaware limited liability company.

"**Merger Agreement**" has the meaning given such term in Section 14.1.

"**Minimum Quarterly Distribution**" means $0.2250 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on September 30, 2015 it means the product of $0.2250 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**National Securities Exchange**" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**Net Agreed Value**" means, (a) in the case of any Contributed Property, the Agreed Value of such Contributed Property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such Contributed Property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"**Net Income**" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 and shall not include any items specially allocated under Section 6.1(d); *provided*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Loss**" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); *provided, however,* that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"**Net Positive Adjustments**" means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

"**Net Termination Gain**" means, as applicable, (a) the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are recognized (i) after the Liquidation Date ("**Liquidation Gain**") or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group) ("**Sale Gain**"), or (b) the excess, if any, of the aggregate amount of Unrealized Gain over the aggregate amount of Unrealized Loss deemed recognized by the Partnership pursuant to Section 5.5(d) on the date of a Revaluation Event ("**Revaluation Gain**"); *provided*, *however*, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially

taxes, compensation of employees, officers and directors of the General Partner, reimbursement of expenses of the General Partner and its Affiliates, debt service payments, Maintenance Capital Expenditures, repayment of Working Capital Borrowings and payments made in the ordinary course of business under any Hedge Contracts, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of "Operating Surplus" shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iii) distributions to Partners, (iv) repurchases of Partnership Interests, other than repurchases of Partnership Interests by the Partnership to satisfy obligations under employee benefit plans or reimbursement of expenses of the General Partner for purchases of Partnership Interests by the General Partner to satisfy obligations under employee benefit plans, or (v) any other expenditures or payments using the proceeds of the Initial Public Offering as described under "Use of Proceeds" in the IPO Registration Statement; and

(d) (i) amounts paid in connection with the initial purchase of a Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its scheduled settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such Hedge Contract.

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $50.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity, less

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

"**Reset MQD**" has the meaning given such term in Section 5.11(e).

"**Reset Notice**" has the meaning given such term in Section 5.11(b).

"**Restricted Common Unit**" means a Common Unit that was granted to the holder thereof in connection with such holder's performance of services for the Partnership and (i) that remains subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code and (ii) with respect to which no election was made pursuant to Section 83(b) of the Code. As set forth in the final *proviso* in the definition of "Outstanding," Restricted Common Units are not treated as Outstanding for purposes of Section 6.1. Upon the lapse of the "substantial risk of forfeiture" with respect to a Restricted Common Unit, for U.S. federal income tax purposes such Common Unit will be treated as having been newly issued in consideration for the performance of services and will thereafter be considered to be Outstanding for purposes of Section 6.1.

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.5(d).

"**Revaluation Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Revaluation Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Sale Gain**" has the meaning set forth in the definition of Net Termination Gain.

"**Sale Loss**" has the meaning set forth in the definition of Net Termination Loss.

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.28125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015 it means the product of $0.28125 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

"**Secondment Agreement**" means that certain Employee Secondment Agreement, dated as of [   ], 2015 by and among the General Partner, GP LLC, Hess Trading Corporation, a Delaware corporation, and Hess, as such agreement may be amended, supplemented or restated from time to time.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time, (b) with respect to the General Partner (as holder of the General Partner Interest), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner's Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustment as of that time, and (c) with respect to the Partners holding Incentive Distribution

Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith.

"**Subordinated Unit**" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"**Subordination Period**" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2018 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; or

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2016 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units, the General Partner Interest and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units, the General Partner Interest and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"**Subsidiary**" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more

than 50% of the general partner interests of such partnership is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"**Surviving Business Entity**" has the meaning given such term in Section 14.2(b).

"**Target Distributions**" means, collectively, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"**Third Target Distribution**" means $0.3375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on September 30, 2015, it means the product of $0.3375 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is 92), subject to adjustment in accordance with Sections 5.11, 6.6 and 6.9.

"**Trading Day**" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"**Transaction Documents**" has the meaning given such term in Section 7.1(b).

"**transfer**" has the meaning given such term in Section 4.4(a).

"**Transfer Agent**" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed or admitted to trading (if any); *provided, however*, that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

"**Treasury Regulation**" means the United States Treasury regulations promulgated under the Code.

"**Underwritten Offering**" means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a "bought deal" with one or more investment banks, and (c) an "at-the-market" offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

"**Unit**" means a Partnership Interest that is designated by the General Partner as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) hypothetical limited partner units representing the General Partner Interest or (ii) Incentive Distribution Rights.

"**Unit Majority**" means (i) during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a

(f) The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6 *Transfer of the General Partner's General Partner Interest*.

(a) Subject to Section 4.6(c) below, prior to June 30, 2025, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b) Subject to Section 4.6(c) below, on or after September 30, 2025, the General Partner may transfer all or any part of its General Partner Interest without the approval of any Limited Partner or any other Person.

(c) Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner under the Delaware Act or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest owned by the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.2, be admitted to the Partnership as the General Partner effective immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7 *Transfer of Incentive Distribution Rights*. The General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without the approval of any Limited Partner or any other Person.

Section 4.8 *Restrictions on Transfers*.

(a) Except as provided in Section 4.8(e), notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed). The Partnership may issue stop transfer instructions to any Transfer Agent in order to implement any restriction on transfer contemplated by this Agreement.

(b) The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to (i) avoid a significant risk of the

Limited Partner shall be redeemed in exchange for an amount equal to $360,000.00. One hundred percent of any interest or other profit that may have resulted from the investment or other use of the Capital Contributions referenced in Section 5.1(a) shall be allocated and distributed to the Organizational Limited Partner.

Section 5.2 *Contributions by the General Partner*.

(a) On the Closing Date and pursuant to the Contribution Agreement, the General Partner is contributing to the Partnership, as a Capital Contribution, the Contributed Interests (as defined in the Contribution Agreement) in exchange for (i) the General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement, and (ii) the Incentive Distribution Rights.

(b) Upon the issuance of any additional Limited Partner Interests by the Partnership (other than (i) the Common Units issued pursuant to the Initial Public Offering, (ii) the Incentive Distribution Rights issued pursuant to Section 5.2(a), (iii) the Common Units and Subordinated Units issued pursuant to Section 5.3(a) (including any Common Units issued pursuant to the Deferred Issuance), (iv) any Common Units issued pursuant to Section 5.11, (v) any Common Units issued pursuant to Section 5.3(c), and (vi) any Common Units issued upon the conversion of any Partnership Interests), the General Partner may, in order to maintain the Percentage Interest with respect to its General Partner Interest, make additional Capital Contributions in an amount equal to the product obtained by multiplying (A) the quotient determined by dividing (x) the Percentage Interest with respect to the General Partner Interests immediately prior to the issuance of such additional Limited Partner Interests by the Partnership by (y) 100% less the Percentage Interest with respect to the General Partner Interest immediately prior to the issuance of such additional Limited Partner Interests by the Partnership times (B) the gross amount contributed to the Partnership by the Limited Partners (before deduction of underwriters' discounts and commissions) in exchange for such additional Limited Partner Interests.

Section 5.3 *Contributions by Limited Partners*.

(a) On the Closing Date, pursuant to and as described in the Contribution Agreement: (i) HIP is contributing to the Partnership, as a Capital Contribution, all of its limited liability company interests in Hess TGP GP LLC, Hess North Dakota Export Logistics GP LLC and Mentor Holdings in exchange for the right to receive (A) 13,879,227 Common Units, (B) 28,879,227 Subordinated Units, (C) the Deferred Issuance upon the earlier to occur of (1) the expiration of the Over-Allotment Option and (2) the exercise in full of the Over-Allotment Option and (D) a cash distribution in the amount of $265.1 million; and (ii) HIP instructed the Partnership to issue, and the Partnership shall issue, such Common Units, Subordinated Units and Deferred Issuance, if any, 50% directly to HINDL and 50% directly to GIP.

(b) On the Closing Date and pursuant to the IPO Underwriting Agreement, each IPO Underwriter shall contribute cash to the Partnership in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement.

(c) Upon each exercise, if any, of the Over-Allotment Option, each IPO Underwriter shall contribute cash to the Partnership on the applicable Option Closing Date in exchange for the issuance by the Partnership of Common Units to each IPO Underwriter, all as set forth in the IPO Underwriting Agreement. Any Common Units subject to the Over-Allotment Option that are not purchased by the IPO Underwriters pursuant to the Over-Allotment Option, if any (the "**Deferred Issuance**"), shall be issued 50% directly to HINDL and 50% directly to GIP at the expiration of the Over-Allotment Option period for no additional consideration, all as set forth in the Contribution Agreement. Notwithstanding any other provision of this Agreement, but subject to the last sentence of Section 6.3(a), the Partnership is hereby authorized to distribute to HIP any net cash proceeds from the sale of Option Units (as defined in the Contribution Agreement) upon the exercise of the Over-Allotment Option in accordance with the Contribution Agreement.

shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; *provided, however,* that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(f) Each item of Partnership income, gain, loss and deduction shall, for U.S. federal income tax purposes, be determined for each taxable period and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of each month; *provided, however,* such items for the period beginning on the Closing Date and ending on the last day of the month in which the Closing Date occurs shall be allocated to the Partners (including all Partners who acquire Units pursuant to the Contribution Agreement) as of the closing of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the last Business Day of the next succeeding month; and *provided, further,* that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income, gain, loss or deduction as determined by the General Partner, shall be allocated to the Partners as of the opening of the National Securities Exchange on which Partnership Interests are listed or admitted to trading on the first Business Day of the month in which such item is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(g) Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee, agent or representative in any case in which such nominee, agent or representative has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

(h) If, as a result of an exercise of a Noncompensatory Option, a Capital Account reallocation is required under Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the General Partner shall make corrective allocations pursuant to Treasury Regulation Section 1.704-1(b)(4)(x).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on September 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing or the expiration of the Over-Allotment Option or the Deferred Issuance, as applicable. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "**Capital Surplus.**" Distributions and redemption payments, if any, by the Partnership shall be subject to the Delaware Act, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

15,000,000 Common units

Representing limited partner interests

Hess Midstream Partners LP



Prospectus

Goldman, Sachs & Co.   **Morgan Stanley**